As filed with the Securities and Exchange Commission on September 21, 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

(Amendment No. 2)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

TELESP CELULAR PARTICIPAÇÕES S.A.
BRASILCEL N.V.
PORTUGAL TELECOM, SGPS, S.A.
PT MÓVEIS, SGPS, S.A.
TELEFÓNICA MÓVILES, S.A.

(Name of Filing Person (offeror))

Preferred shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 3,000 preferred shares
(Title of Class of Securities)

87923P105 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

     This amendment relates to the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) filed on September 1, 2004 regarding the tender offer by Telesp Celular Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, or “TCP,” to purchase for cash up to 84,252,534,000 preferred shares of Tele Centro Oeste Celular Participações S.A., or “TCO,” a corporation organized under the laws of the Federative Republic of Brazil, at a price of R$10.70 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes.

     Subject to the terms and conditions of the tender offer, as set forth in the Tender Offer Statement, as amended hereby, the tender offer and the withdrawal rights expire on October 8, 2004, unless the offer is extended or earlier terminated. However, unless the offer is extended or earlier terminated, to participate in the tender offer, a holder must qualify for the tender offer (1) if a holder of American Depositary Shares, or “ADSs,” participating in the tender offer through The Bank of New York, as receiving agent, no later than 5:00 p.m., New York City time, on October 1, 2004 (such date, as it may be extended by TCP in its sole discretion, the “ADS Qualification Date”) and (2) if a holder of preferred shares, no later than 4:00 p.m., New York City time, on October 7, 2004 (such date, as it may be extended by TCP in its sole discretion, the “Share Qualification Date”). Withdrawals of ADSs by ADS holders who wish to participate in the tender offer through the receiving agent will not be accepted after 5:00 p.m., New York City time, on October 6, 2004, unless the offer is extended or terminated.

     To the extent permitted by applicable Brazilian and U.S. securities laws and the terms of the tender offer, TCP reserves the right, at any time and from time to time, in its sole discretion, (1) to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of and payment for tendered shares, (2) to amend the tender offer in any respect and (3) to terminate the tender offer without purchasing any shares. In order to comply with the requirements of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the regulations thereunder, any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Share Qualification Date. Subject to applicable law (including Rule 14e-1 under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which TCP may choose to make any public announcement, TCP will have no obligation to publish, advertise or otherwise communicate any such public announcement in the United States other than by issuing a press release to the Dow Jones News Service, the Public Relations Newswire or Business Wire.

     On September 8, 2004, the Offerors filed Amendment No. 1 to the Tender Offer Statement to add to Item 12 a clarification, published September 2, 2004 (the “Clarification”), to the announcement to shareholders (edital) published on September 1, 2004. This Amendment No. 2 provides among other things, greater detail on the effect of the Clarification on the auction, the procedures for tendering shares and the withdrawal rights described in the offer to purchase dated September 1, 2004.

     As previously disclosed in Section 4 – “Procedures for Accepting the Offer and Tendering Shares — Direct Holders of Preferred Shares,” to tender a holder’s shares, a holder’s broker must, no later than 11:00 a.m., New York City time, on October 8, 2004 (such time and date, as it may be extended by TCP in its sole discretion, the “Expiration Date”), transfer the shares to Account No. 7105-6 at the Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company, or “CBLC”), which is an account opened in the name of every shareholder and maintained by CBLC for the purpose of the tender offer. In addition, as previously disclosed in Section 3 – “Acceptance for Payment and Payment for Shares,” brokers acting on behalf of holders that wish to tender their shares must present sales orders on behalf of tendering shareholders no later than 11:00 a.m., New York City time, on the Expiration Date through the São Paulo Stock Exchange’s Mega Bolsa electronic trading system. In accordance with the Clarification, however, legal acceptance of the tender offer by the shareholder does not occur until the auction itself. The auction is currently scheduled to occur at 2:00 p.m., New York City time (rather than after 2:05 p.m., New York City time, as previously disclosed), on the Expiration Date.

     The Clarification also states that each broker’s sales order must indicate the respective sale price of the shares being tendered. With respect to ADS holders participating in the tender offer through The Bank of New York, as receiving agent, TCP expects that the broker selected by the receiving agent to tender shares in the tender offer will indicate a sale price equal to the price at which TCP has offered to purchase shares subject to the tender offer. This feature of the Clarification has been included pursuant to a Brazilian technical regulatory request and is not meant to suggest that TCP intends to increase the amount of consideration available in this tender offer. As disclosed in Section 1 – “Terms of the Tender Offer; Expiration Date and Qualification Dates” and Section 3 – “Acceptance for Payment and Payment for Shares” of the offer to purchase, (1) TCP does not expect to increase the amount of consideration currently available through this tender offer and (2) in the event of a competing tender offer, TCP may, in its sole discretion but subject to Brazilian law and regulations and the Exchange Act and the rules and regulations thereunder, submit a higher counteroffer for the shares sought by the competing offeror.

     In addition, pursuant to the Clarification, there is no longer a specific requirement that, in order for a withdrawal from the tender offer to be effective, the broker who has been instructed to tender shares in the auction must withdraw those shares from the CBLC account maintained for the tender offer no later than 11:00 a.m., New York City time, on the Expiration Date. However, the effectiveness of a withdrawal from the tender offer still depends on the ability of the broker who has been instructed to tender shares in the auction to withdraw the order to sell those shares before the beginning of the auction. Shareholders who wish to withdraw from the tender offer are strongly advised to contact their brokers well before the beginning of the auction. It is the responsibility of the shareholder to ensure that the broker who has been instructed to tender its shares receives instructions to withdraw the tender of those shares before the auction.

     Nothing in the Clarification changes the previous statements that, in order to participate in the tender offer, a holder must qualify for the tender offer (1) if a holder of American Depositary Shares, or “ADSs,” participating in the tender offer through The Bank of New York, as receiving agent, no later than 5:00 p.m., New York City time, on October 1, 2004 (which date, as it may be extended by TCP in its sole discretion, is defined in the offer to purchase as the “ADS Qualification Date”) and (2) if a holder of preferred shares, no later than 4:00 p.m., New York City time, on October 7, 2004 (such date, as it may be extended by TCP in its sole discretion, is defined in the offer to purchase as the “Share Qualification Date”). In addition, nothing in the Clarification changes the previous statement that withdrawals of ADSs by ADS holders who wish to participate in the tender offer through the receiving agent will not be accepted after 5:00 p.m., New York City time, on October 6, 2004, unless the offer is extended or earlier terminated.

     In view of the foregoing, and to make certain additional changes, the Tender Offer Statement is hereby amended as follows:

Item 1. Summary Term Sheet.

     The Summary Term Sheet in the offer to purchase is hereby amended by replacing the first sentence of the third bullet point (entitled “Expiration Date and Qualification Dates”) with the following two sentences:

“Subject to the exceptions and conditions described in the offer to purchase, the tender offer will expire at 11:00 a.m., New York City time, on October 8, 2004 (which time and date are referred to as the “Expiration Date”), unless the offer is extended or earlier terminated. The preferred shares purchased in the tender offer will be purchased through an auction on the São Paulo Stock Exchange that is currently scheduled to occur at 2:00 p.m., New York City time, on the Expiration Date.”

     The Summary Term Sheet in the offer to purchase is hereby amended by replacing the first sentence of the fifth bullet point (entitled “Withdrawal”) with the following sentence:

“For a withdrawal to be effective, the broker who has been instructed to tender your shares or the preferred shares underlying your ADSs in the auction described in Section 3 – “Acceptance for Payment and Payment for Shares” must withdraw the order to sell those shares before the beginning of the auction on the Expiration Date.”

     The Summary Term Sheet in the offer to purchase is hereby amended by deleting the words “so that the underlying shares may be tendered” from the last sentence of the second paragraph under the question “May ADS holders participate in the tender offer, and how may they do so?”

     The Summary Term Sheet in the offer to purchase is hereby amended by replacing the second sentence under the question “After the tender offer, will TCO continue as a public company?” with the following sentence:

“The tender offer will reduce the number of outstanding preferred shares that are not held by TCP or its affiliates.”

     The Summary Term Sheet in the offer to purchase is hereby amended by replacing the second sentence of the second bullet point under the question “How long do I have to decide whether to tender my preferred shares in the tender offer, and how do I tender those shares?” with the following sentence:

“To tender your shares, your broker must, no later than 11:00 a.m., New York City time, on the Expiration Date, transfer the shares to Account No. 7105-6 at CBLC, which is an account opened in the name of every shareholder and maintained by CBLC for the purpose of the tender offer, and present a sales order on your behalf through the São Paulo Stock Exchange’s Mega Bolsa electronic trading system.”

     The Summary Term Sheet in the offer to purchase is hereby amended by replacing the first two sentences under the question “Until what time may I withdraw my tendered shares, and how do I do so?” with the following sentence:

“For a withdrawal to be effective, the broker who has been instructed to tender shares in the auction described in Section 3 – “Acceptance for Payment and Payment for Shares,” including the broker selected by the receiving agent to tender preferred shares underlying ADSs, must withdraw the order to sell those shares before the beginning of the auction on the Expiration Date.”

     The Summary Term Sheet in the offer to purchase is hereby amended by replacing the second bullet point under the question “Until what time may I withdraw my tendered shares, and how do I do so?” with the following bullet point:

“•	If you hold preferred shares directly in Brazil, you or your representative in Brazil must contact the broker that you instructed to tender shares on your behalf in sufficient time to enable the broker to withdraw the order to sell your shares before the beginning of the auction on the Expiration Date and must provide any documentation required by the broker.”

Item 3. Identity and Background of Filing Person.

     Schedule 1 to the offer to purchase (and Section 11 – “Certain Information About TCP, TCO and Their Parent Companies” of the offer to purchase, which refers to such schedule) is hereby amended and restated in its entirety as set forth in Schedule 1 to this amendment to the Tender Offer Statement.

Item 4. Terms of the Transaction.

     The legend on the cover of the offer to purchase is hereby amended by replacing the first sentence thereof with the following sentence:

“Subject to the exceptions and conditions described herein, the tender offer will expire at 11:00 a.m., New York City time, on October 8, 2004, unless the offer is extended or earlier terminated.”

     The second paragraph of the subsection “General” of Section 1 – “Terms of the Tender Offer; Expiration Date and Qualification Dates” of the offer to purchase is hereby amended by adding the following sentence after the last sentence thereof:

“If TCP extends the Expiration Date, TCP will also extend the ADS Qualification Date and the Share Qualification Date.”

     The third paragraph in the subsection “General” in Section 1 – “Terms of the Tender Offer; Expiration Date and Qualification Dates” of the offer to purchase is hereby amended by replacing the second sentence thereof with the following sentence:

“For those ADSs tendered through the receiving agent, the receiving agent will tender the underlying preferred shares in the auction described in Section 3 – “Acceptance for Payment and Payment for Shares,” and if the underlying shares are accepted for purchase in the auction, those ADSs will be cancelled.”

     The first paragraph in the subsection “Proration” in Section 1 – “Terms of the Tender Offer; Expiration Date and Qualification Dates” of the offer to purchase is hereby amended by replacing the second sentence thereof with the following sentence:

“The proration period expires at the time of the auction on the Expiration Date.”

     The second paragraph in the subsection “Extension, Amendment and Termination” in Section 1 – “Terms of the Tender Offer; Expiration Date and Qualification Dates” of the offer to purchase is hereby amended and restated in its entirety as follows:

“If TCP makes a material change in the terms of the tender offer or the information concerning the tender offer, TCP will extend the tender offer to the extent required by Rule 14e-1 under the Exchange Act and to the extent permitted under applicable Brazilian laws and regulations. If TCP decides to increase the consideration being offered in the tender offer, the increase in the consideration being offered will be applicable to all shareholders whose shares are accepted for payment under the tender offer. Furthermore, if at the time notice of any such increase in the consideration being offered is first published, sent or given to holders of those shares, the tender offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the tender offer will be extended at least until the expiration of that ten-business-day period to the extend permitted under applicable Brazilian laws and regulations. TCP does not expect to increase the amount of consideration currently available through this tender offer.”

     The first paragraph of Section 3 – “Acceptance for Payment and Payment for Shares” of the offer to purchase is hereby amended by replacing the second sentence thereof with the following sentence:

“The auction is currently scheduled to occur at 2:00 p.m., New York City time, on October 8, 2004.”

     The second paragraph of Section 3 – “Acceptance for Payment and Payment for Shares” of the offer to purchase is hereby amended by replacing the second sentence thereof with the following sentence:

“Sale orders for tendered shares that have not been withdrawn before the beginning of the auction on the Expiration Date will be deemed accepted, subject to the proration provisions described in Section 1 – “Terms of the Tender Offer; Expiration Date and Qualification Dates,” and may not be withdrawn once the auction begins.”

     Section 3 — “Acceptance for Payment and Payment for Shares” is hereby amended by inserting the following paragraph before the last paragraph thereof:

“TCP reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates, the right to purchase preferred shares in the tender offer, but any such transfer or assignment will not relieve TCP of its obligations under this offer to purchase or prejudice the rights of tendering holders to receive payments for shares validly tendered and accepted for payment pursuant to the offer to purchase.”

     The last paragraph of Section 3 – “Acceptance for Payment and Payment for Shares” of the offer to purchase is hereby amended by replacing the first sentence thereof with the following:

“TCP will pay for shares accepted in the tender offer promptly after the Expiration Date on the third Brazilian business day following the auction, in accordance with the rules established by CBLC for net settlement.”

     The third paragraph of the subsection “Holders of ADSs—Direct Participation in the Tender Offer” of Section 4 – “Procedures for Accepting the Offer and Tendering Shares” is hereby amended by replacing the cross-reference to “—Holders of Shares Through CBLC” with a cross-reference to “—Direct Holders of Preferred Shares.”

     The fourth paragraph of the subsection “Holders of ADSs—Direct Participation in the Tender Offer” of Section 4 – “Procedures for Accepting the Offer and Tendering Shares” is hereby amended by replacing the first sentence thereof with the following sentence:

“Tendering the preferred shares underlying the ADSs and participating directly in the tender offer allows holders to benefit from withdrawal rights as to the tender offer until the beginning of the auction on the Expiration Date, as described in Section 5 – “Withdrawal Rights.”

     The first paragraph of the subsection “Direct Holders of Preferred Shares” in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” is hereby amended by replacing the second sentence thereof with the following sentence:

“To tender a holder’s shares, the holder’s broker must, no later than 11:00 a.m., New York City time, on the Expiration Date, (1) transfer the shares to Account No. 7105-6 at CBLC, which is an account opened in the name of every shareholder and maintained at CBLC for the purpose of the tender offer and (2) present a sale order on behalf of the holder through the São Paulo Stock Exchange’s Mega Bolsa electronic trading system using the codes set forth in Section 3 – “Acceptance for Payment and Payment for Shares.”

     The second paragraph of the subsection “Direct Holders of Preferred Shares” in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” is hereby amended by replacing the first sentence thereof with the following sentence:

“Preferred shares held directly in Brazil are generally held either through CBLC or through Banco ABN Amro Real, TCO’s transfer agent.”

     The fourth paragraph of the subsection “Direct Holders of Preferred Shares” in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” is hereby amended by replacing the word “Brasilcel” appearing therein with the term “TCP.”

     The first paragraph of Section 5 – “Withdrawal Rights” of the offer to purchase is hereby amended by replacing the second and third sentences thereof with the following sentence:

“For a withdrawal to be effective, the broker who has been instructed to tender shares in the auction described in Section 3 – “Acceptance for Payment and Payment for Shares,” including the broker selected by the receiving agent to tender preferred shares underlying ADSs, must withdraw the order to sell those shares before the beginning of the auction on the Expiration Date.”

     The third paragraph of the subsection “Holders of ADSs” in Section 5 – “Withdrawal Rights” is hereby amended by replacing the first sentence thereof with the following sentence:

“If an ADS holder withdraws ADSs from the tender offer, the ADRs evidencing those ADSs will be returned promptly after the proper withdrawal of the ADSs or, in the case of ADSs transferred through the Book-Entry Transfer Facility, the properly withdrawn ADSs will be credited promptly into the receiving agent’s account at the Book-Entry Transfer Facility pursuant to book-entry transfer procedures and such ADSs will be credited promptly to an account maintained with the Book-Entry Transfer Facility for the ADSs after the proper withdrawal of the ADSs.”

     The fourth paragraph of the subsection “Holders of ADSs” in Section 5 – “Withdrawal Rights” is hereby amended by replacing the first sentence thereof with the following sentence:

“Please note that any ADS holder that wishes to preserve its effective right to withdraw up until the beginning of the auction on the Expiration Date must surrender its ADSs, withdraw the underlying preferred shares from the ADS program and participate directly in the tender offer like other holders of preferred shares.”

     The subsection “Direct Holders of Preferred Shares” in Section 5 – “Withdrawal Rights” is hereby amended by replacing the paragraph thereunder with the following paragraph:

“If a shareholder directly holds preferred shares, the shareholder or its representative in Brazil must contact the broker that it has instructed to tender shares on its behalf in sufficient time to enable the broker to withdraw the order to sell those shares before the beginning of the auction on the Expiration Date and must provide any documentation required by the broker. Shareholders who wish to withdraw from the tender offer are strongly advised to contact their brokers well before the beginning of the auction.”

     The first paragraph of Section 6 – “Conditions to the Tender Offer” of the offer to purchase is hereby amended by replacing the language of the first sentence thereof up to the first colon with the following language:

“Notwithstanding any other provisions of this offer to purchase and in addition to any rights TCP may have to terminate or modify the terms of the tender offer set forth in the last paragraph of this section, TCP will not be required to accept for payment or pay for any TCO preferred shares, subject to the rules under the Exchange Act and applicable Brazilian laws and regulations, if, at any time on or after the date of this offer to purchase and on or before 8:00 a.m., New York City time, on the Expiration Date, any of the following shall have occurred:”

     The second to the last paragraph of Section 6 – “Conditions to the Tender Offer” of the offer to purchase is hereby amended by adding the following sentence after the last sentence thereof:

“If any of the conditions is triggered, TCP will publish a Notice of Material Fact clarifying whether it will continue the tender offer (if TCP waives the condition) or whether the tender offer will have no more effect.”

     The title of Section 8 – “Certain Tax Consequences” and all references thereto in the offer to purchase are hereby amended to “Material Tax Consequences.” In addition, the subheading “Certain United States Federal Income Tax Consequences” appearing in Section 8 – “Certain Tax Consequences” of the offer to purchase and all references thereto in such section are hereby amended to “Material United States Federal Income Tax Consequences.” The subheading “Certain Brazilian Tax Consequences” appearing in Section 8 – “Certain Tax Consequences” of the offer to purchase and all references thereto in the offer to purchase are hereby amended to “Material Brazilian Tax Consequences.”

     The first paragraph of Section 8 – “Certain Tax Consequences” (renamed “Material Tax Consequences” pursuant to the preceding paragraph) is hereby amended by replacing the first sentence thereof with the following sentence:

“The following summary describes the material U.S. federal income tax consequences of the tender offer for preferred shares of TCO.”

     The first paragraph of the subsection “Certain Brazilian Tax Consequences” (renamed “Material Brazilian Tax Consequences” pursuant to the second preceding paragraph) is hereby amended by replacing the first sentence thereof with the following sentence:

“The following discussion summarizes the material Brazilian tax consequences of the disposition of TCO’s preferred shares by a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes, or a “U.S. holder” for purposes of this subsection “—Material Brazilian Tax Consequences,” including a disposition of preferred shares in the tender offer.”

Item 7. Source and Amount of Funds or Other Consideration.

     Section 7 – “Source and Amount of Funds” of the offer to purchase is hereby amended and restated in its entirety as follows:

“The total amount of funds required by TCP to purchase the maximum number of preferred shares subject to the tender offer, before fees and expenses, is estimated to be approximately R$902 million. TCP initially intends to pay this amount through bridge financing and has received a commitment letter for that bridge financing from Banco ABN Amro Real. This commitment is for a loan in a foreign currency to be determined in a maximum amount equivalent to R$902 million. Banco ABN Amro Real would also provide a swap so that TCP’s effective principal obligation would be in reais and bear interest at 104.3% of the CDI (Certificado Depositário Interbancário) rate, a Brazilian interbank rate. The loan would mature 90 days after disbursement, and the maturity date could be extended by TCP for periods of 30 days, up to a maximum of 180 days from disbursement. The loan would be guaranteed by TCP’s subsidiary Telesp Celular S.A. A copy of the commitment letter is filed as an exhibit to the Schedule TO to which this offer to purchase is also an exhibit. Banco ABN Amro Real is also TCP’s transfer agent. TCP currently does not have alternative financing arrangements or plans in the event the bridge financing is not funded. However, the tender offer is not subject to receipt of financing. TCP is evaluating its capital structure and considering its alternatives, including a possible capital increase through a preemptive rights offering if required to reduce its levels of indebtedness. However, TCP’s board of directors has made no decision as to the manner of refinancing the intended bridge financing.”

Item 12. Exhibits.

     Item 12 of the Tender Offer Statement is hereby amended and restated in its entirety as follows:

(a)(1)(A)	Offer to purchase dated September 1, 2004.*

(a)(1)(B)	Form of letter of transmittal.*

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(E)	Announcement to shareholders (edital) dated September 1, 2004.*

(a)(1)(F)	Notice of guaranteed delivery.*

(a)(1)(G)	Guidelines for certification of taxpayer identification number on Substitute Form W-9.*

(a)(1)(H)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(E).*

(a)(5)(A)	Summary advertisement dated September 1, 2004.*

(a)(5)(B)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-60699).

(a)(5)(C)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(D)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(E)	Notice of material fact (fato relevante) dated September 1, 2004.*

(a)(5)(F)	Press release dated September 1, 2004.*

(b)(1)	Commitment letter of Banco ABN Amro Real S.A. dated September 17, 2004.**

(d)(1)	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

(d)(2)	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

*	Previously filed.
**	Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELESP CELULAR PARTICIPAÇÕES S.A.

By: /s/ Luis Avelar

Name: Luis Avelar
Title: Executive Vice President for Marketing and
          Innovation

By: /s/ Javier Rodríguez Garcia

Name: Javier Rodríguez Garcia
Title: Vice President for Technology and Networks

Dated: September 21, 2004

BRASILCEL N.V.

By: /s/ Francisco José Azevedo Padinha

Name: Francisco José Azevedo Padinha
Title: Chief Executive Officer

By: /s/ Javier Rodríguez Garcia

Name: Javier Rodríguez Garcia
Title: Vice President for Technology and Networks

Dated: September 21, 2004

PORTUGAL TELECOM, SGPS, S.A.

By: /s/ Miguel Horta e Costa

Name: Miguel Horta e Costa
Title: President and Chief Executive Officer

By: /s/ Zeinal Bava

Name: Zeinal Bava
Title:Chief Financial Officer

Dated: September 21, 2004

PT MÓVEIS, SGPS, S.A.

By: /s/ Carlos Vasconcellos Cruz

Name: Carlos Vasconcellos Cruz
Title:Chief Executive Officer

By: /s/ Diogo Horta e Costa

Name: Diogo Horta e Costa
Title: Director

Dated: September 21, 2004

TELEFÓNICA MÓVILES, S.A.

By: /s/ Antonio Hornedo Muguiro

Name: Antonio Hornedo Muguiro
Title: General Counsel

By: /s/ Ernesto Lopez Mozo

Name: Ernesto Lopez Mozo
Title: Chief Financial Officer

Dated: September 21, 2004

SCHEDULE 1

INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE

OFFICERS OF TCP, TCO AND CERTAIN OF THEIR AFFILIATES

1.	Directors and Executive Officers of TCP.

      The following table sets forth the name and position of each director and executive officer of TCP. The current business address of each person is at Av. Roque Petroni Júnior, 1464, Morumbi, São Paulo, SP, Brazil, 04707-000, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with TCP unless otherwise indicated.

Name	Positions Held	Principal Occupation and Business Experience

Felix Pablo Ivorra Cano(1)	Director	President of the Board of Directors of TCP; Executive Vice-President for Brazil and Latin America of Telefónica Móviles; Member of the Board of Directors of Telecomunicações de São Paulo S.A, Brasilcel N.V., Tele Leste Celular Participaçoes, S.A., Celular CRT Participaçoes, S.A., Tele Sudeste Celular Participaçoes, S.A., Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Telefónica Móviles SAC Perú, Telefónica Móviles Perú Holding, S.A. and MobiPay International, S.A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. Chief Executive Officer of Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A. and Telergipe Celular S.A.., from 1999 until 2003. Chief Executive Officer Celular CRT S.A., from 2001 to 2003. Member of the Board of Directors of Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO-IP S.A. and Telegoiás Celular S.A. since 2003. His current business address is at C/ Goya, 24, 28001, Madrid, Spain.
Shakhaf Wine(2)	Director	Member of the board of directors of each of Brasilcel N.V., Telesp Celular Participações S.A., Tele Centro Oeste Participações S.A., Tele Sudeste Participações S.A., Celular CRT Participações S.A., Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO-IP S.A. Telegoiás Celular S.A., Universo Online S.A. and Bancol Net S.A. since 2004; Director of Investment Banking and a relationship manager for European clients in the Global Telecommunications Group of Merrill Lynch International from 1998 until 2003; Senior Associate Director in the Latin American and Telecommunications Groups of Deutsche Morgan Grenfell from 1993 until 1998; foreign exchange trader of Banco Icatu and dealer to the Brazilian Central Bank from 1991 until 1993. His current business

Name	Positions Held	Principal Occupation and Business Experience

address is at Praia de Botafogo, 501, 22250-040, Rio de Janeiro, RJ, Brazil.
Fernando Xavier Ferreira(2)	Director	Chief Executive Officer and Chairman of the Board of Directors of Telecomunicações de São Paulo S.A. — TELESP; Member of the Board of Directors of Telefónica Móviles, Brasilcel, N.V., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Celular CRT Participações, S.A., Tele Leste Participações, S.A. Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO-IP S.A. Telegoiás Celular S.A. and Telesp Celular, S.A.; Member of ANATEL in 1998; General Director of Telebrás from 1995 to 1998; President of the Board of Directors of Embratel from 1995 to 1998 and Telesp S.A. from 1995 to 1998; President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987. He has been a member of the Latin America Committee of the New York Stock Exchange and the Global Infrastructure Commission. His current business address is at Rua Martiniano de Carvalho, 851, 01321-001 São Paulo, SP, Brazil.
Luis Miguel Gilpérez López(1)	Director	Executive Director of the International Area of Telefónica Móviles S.A. Member of the Board of Directors of Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações, S.A. Celular CRT Participações S.A., Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participaçoes, S.A. Brasilcel N.V., Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO-IP S.A. and Telegoiás Celular S.A. Executive Chairman of MobiPay International S.A. He joined the Telefónica group in 1981. His current business address is at C/ Goya, 24, 28001, Madrid, Spain.
Ernesto Lopez Mozo(1)	Director	Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A.; Member of the Board of Directors of Telefónica Móviles de España, S.A., Mobipay International, S.A., Telefónica Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participaçoes, S.A., Tele Centro Oeste Celular Participações S.A., Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO-IP S.A., Telegoiás Celular S.A. and Celular CRT Participações, S.A.; Worked as Senior Manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies. His current business address is at C/ Goya, 24, 28001, Madrid, Spain.
Ignacio Aller Mallo(1)	Director	Member of the Board of Directors of Telefonica Móviles Mexico, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A.,

Name	Positions Held	Principal Occupation and Business Experience

Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO-IP S.A. and Telegoiás Celular S.A . He served as Chief Operating Officer of Telefónica Móviles S.A. by 2003 and has held several positions at Telefónica de Espana since 1967. His current business address is at C/ Goya, 24, 28001, Madrid, Spain.
Zeinal Abedin M. Bava(3)	Director	Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Member of the Board of Directors of Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO-IP S.A., Telegoiás Celular S.A. and Telesp Celular Participações S.A. since 2004. Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia — Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsao — Sociedade Gestora de Fundos de Pensoes, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Tele Sudeste Participações S.A. since 2003; Member of the Board of Directors of CRT Celular Participações S.A. since 2003; Member of the Board of Directors of Tele Leste Participações S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia — Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST — Banco Electronico de Servico Total, S.A. since May 2001; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999. His current business address is at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal.
Carlos Manuel L. Vasconcellos Cruz(3)	Director	Chief Executive Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime,

Name	Positions Held	Principal Occupation and Business Experience

SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact — Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações, S.A., since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice President of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of “European Customer Service group” of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983.
Eduardo Perestrelo Correia de Matos(3)	Director	President of Portugal Telecom Brasil S.A.; Member of the Board of Directors of Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom

Name	Positions Held	Principal Occupation and Business Experience

S.A., Teleron Celular S.A., TCO-IP S.A. and Telegoiás Celular S.A. since 2004. Member of the Board of Directors of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A. and Telesp Celular Participações S.A. since 2003; Member of the Board of Directors of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. His current business address is at Av. Brigadeiro Faria Lima, 2277, 15[o] andar, Suite 1503, 01452-000, São Paulo, SP, Brazil.

Pedro Manuel Brandão Rodrigues(3)	Director	Member of the Board of Directors and Executive Officer of Telecomunicações Móveis Nacionais — TMN, since 2003; Member of the Board Directors of PT Móveis, S.G.P.S., S.A., since 2000; Member of the Board of Directors of Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO-IP S.A. and Telegoiás Celular S.A. since 2004; Member of the Board of Directors of Brasilcel N.V. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A. and Telesp Celular Participações S.A. since 2003; President of the Permanent Offset Committee since 2003; Member of the Working Group on Public Service Television in 2002; Elected Member of Parliament for Lisbon in 2002 (IX Legislature); Professor at Instituto Superior Técnico from 1987 to 2000. Member of the Board and Member of the Executive Committee of Banco Mello and Banco Mello de Investimentos from 1994 to 2000; Permanent Member of the Financial International Union (UIF) Consulting Committee from 1994 to 2000. His current business address is at Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal.

António Gonçalves de Oliveira(2)	Director	Member of the Board of Directors of Previ; Member of the Social and Economic Development Council of the Brazilian Government, Member of the Board of the Small and Medium Company Working Group sponsored by the Brazilian Government; Coordinator of the international integration foreign trade committee of the Small Company Permanent Forum sponsored by the Brazilian Government; Coordinator for the Small Company National Seminar; Vice-President of the Brazilian Businessmen Association for Market Integration (ADEBIM); Member of the orientation and steering council of Banco do Povo do Estado de São Paulo and President of the decision council of the National Employee Association of Banco do Brasil (ANABB). From 1991 to 1995 he served as director of the Latin American Sociology Association and from 1993 to 1994 he served as the executive coordinator of the Small and Medium Company National Movement (MONAMPE).

Francisco José Azevedo Padinha(3)	Chief Executive Officer	Chief Executive Officer of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Celular Participações S.A.,

Name	Positions Held	Principal Occupation and Business Experience

Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. since 2003; Chairman of the Board of Directors of each of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A., Megamedia Soluções Multimédia, S.A., PT Prime, SGPS, S.A.; Vice Chairman of the Board of Directors of PT Ventures S.A.; Member of the Board of Directors of PT Comunicações S.A.; Member of the scientific committee of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A.; He was also the Chairman of the Board of Directors of Prymesys — Soluções Empresariais S.A.; Manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A., from 1989 until 1992 and Chairman of the Board of Directors of Telecom Portugal, S.A. from 1992 until 1994; Chief executive officer of PT Prime SGPS, S.A. from 2000 to 2001; Member of the board of directors of Portugal Telecom from 1994 until 2002. Executive Officer of Tagilo Participações Ltda. and Intertelecom Ltda. since 2004.

Fernando Abella García(1)	Executive Vice President for Finance, Planning and Control and Investors Relations Officer	Executive Vice President for finance, planning and control of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.. Investor Relations Officer of Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A.; Executive Vice President for IT and Product and Service Engineering of Tele Centro Oeste Celular Participações S/A; Vice President for Human Resource and Quality of Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A., from 2002 until 2003. Vice President for Resource, Finance and Control of Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A., from 2002. Member of the Board of Directors of Telefónica Factoring do Brasil Ltda. From 1994 until 1997, Mr. Garcia worked as an external consultant for the Telefónica Group in several different areas. Since joining the Telefónica Group in 1997, he has served in different positions in the financial and strategic planning areas in Spain and Brazil. He was also a member of the Board of Directors of Telefónica Móviles S.A.C. in Peru, Telefónica Móvil S.A. in Chile, Telefónica Móviles El Salvador, S.A. de C.V. in El Salvador and Telefónica Centroamérica Guatemala, S.A. in Guatemala.
Paulo Cesar Pereira Teixeira(2)	Executive Vice President for Operations	Executive Vice President for operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telesp Celular S.A. and Global Telecom S.A. Member of the Board Directors of Tele Sudeste

Name	Positions Held	Principal Occupation and Business Experience

Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. from 2001 until 2003. Executive Vice President of Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A., from 2001 until 2004. Executive Vice President for Operations of Telerj Celular S.A. and Telest Celular S.A., from 1999 until 2001. Executive Vice President for Planning and Co-ordination from 1998 until 2001. From 1980 until 1987, Mr. Teixeira performed several different managerial duties in Companhia Riograndense de Telecomunicações S.A.-CRT and was also a member of the Board of Directors (1985-1986). In 1987 and 1988, he served at several different positions in Telebrás or in the companies of the Telebrás Group.
Javier Rodríguez Garcia(1)	Executive Vice President for Technology and Networks	Executive Vice President for technology and networks of each Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.. From 1986 until 1988, Mr. García worked at INDELEC — Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A., as the person responsible for the project, installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunication system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2002 he was the network manager of Telerj Celular S.A. and Telest Celular S.A.
Guilherme Silverio Portela Santos(3)	Executive Vice President for Customers	Executive Vice President for customers of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; Executive manager at PT Móveis, SGPS, S.A.. From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo’98, S.A. He was also a coordination officer at Companhia de Seguros Tranquilidade.

Name	Positions Held	Principal Occupation and Business Experience

Luis Filipe Saraiva Castel-Branco de Avelar(3)	Executive Vice President for Marketing and Innovation and Vice President for IT and Product and Service Engineering	Executive Vice President for IT and product and service engineering of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.. In 1989, 1991 and 1993, Mr. Avelar was respectively the corporate accounts director of Telefones de Lisboa e Porto, an expert in telecommunications services for the European Commission (DG XIII, Telecom Policy Unit) and a strategic planning director at Comunicações Nacionais. From 1993 to 1998 he was a consultant in privatization and regulation projects for the World Bank, the European Bank for Reconstruction and Development and the European Commission. From 1996 to 1998 he was a portfolio director of Portugal Telecom Group in the strategic marketing board of Portugal Telecom. From 1998 to 2000, Mr. Avelar was a special consultant to the president of Telesp Celular Participações S.A. for the areas of marketing, sales, strategy, regulation and special projects, and, from 2000 to 2001, he was a director at the internet and e-commerce business unit at the same company.
José Carlos de la Rosa Guardiola(1)	Executive Vice President for Regulatory Matters and Institutional Relations	Executive Vice President for regulatory matters and institutional relations of each of Telesp Celular Participações S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.. Vice President for Planning and Co-ordination of Telerj Celular S.A. and Telest Celular S.A., from 2000 to 2002. Vice President for Planning and Co-ordination of Celular CRT S.A., from 2001 to 2002. From November 1998 until February 2002, Mr. Guardiola was engaged in the Regulation and Operations Departments of these companies, and occupied the function of vice president of Operations responsible for the commercial, administrative and operations activities of each of Telebahia Celular S.A. and Telergipe Celular S.A. He is also member of the Board of Directors of Saint Gobain, France, National Semiconductors, USA and NEC Eletronics, Japan.

(1)	Spanish citizen.

(2)	Brazilian citizen.

(3)	Portuguese citizen.

2.	Directors and Executive Officers of Brasilcel.

      The following table sets forth the name and position of each director and executive officer of Brasilcel. The current business address of each person is at Strawiskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Brasilcel unless otherwise indicated.

Name	Positions Held	Principal Occupation and Business Experience

Zeinal Abedin M. Bava(1)	Director	See “Directors and Executive Officers of TCP.”
Álvaro José Roquette Morais(1)	Director	Director and Chief Operating Officer of PT Investimentos Internacionais since March 2004; Director and Chief Operating Officer of PT Comunicações from June 2002 until March 2004. Chief Executive Officer of PT Prime from June 2002 until March 2004; Executive Vice President of Sales and Marketing of Telesp Celular from April 2001 until June 2002; Chief Executive Officer of Tradecom Latin America (PT Group) from September 2000 until April 2001; President and Chief Executive Officer of D&B Spain from January 1999 until September 2000; Chief Executive Officer of Transunion Spain from January 1999 until September 2000; Deputy General Manager and Sales and Marketing Director of D&B Spain in 1998. His current business address is at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal.
Carlos Manuel de Lucena e Vasconcellos Cruz(1)	Director	Director and Executive Officer of Portugal Telecom, SGPS, S.A. Chief Executive Officer of Portugal Telecom Investimentos Internacionais — Consultor ia Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Tele Sudeste Participações S.A. since 2003; Member of the Board of Directors of CRT Celular Participações S.A. since 2003; Member of the Board of Directors of Tele Leste Participações S.A., since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact — Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Member of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001

Name	Positions Held	Principal Occupation and Business Experience

until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001. His current business address is at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal.
Harry Dirk Hilbert Moraal(2)	Director	Senior Client Relationship Manager in ABN AMRO Trust in Amsterdam from 1999 until 2004; Head Client Relationship Department member in ABN AMRO Trust in Amsterdam since 2004.
Paul Johannes Antonius Wilbrink(2)	Director	Senior Account Manager at ING Trust (Nederland) B.V. from 1999 until 2000; Lawyer at Nationale-Nederlanden from 2000 until 2002; Team Manager at ING Trust (Nederland) B.V. from 2002 until 2004; Senior Client Relationship Manager since 2004 at ABN AMRO Trust Company (Nederland) B.V.
Hendrik Justus Wirix(2)	Director	Deputy manager and Chief Legal Counsel at ABN AMRO Trust Company (Nederland) B.V. since 1991.
Lara Ieka Runne(2)	Director	Corporate lawyer for ABN AMRO Trust Company (Nederland) B.V. since November 2003; Junior account manager trust at MeesPierson Trust (Curacao) N.V. from 2002 until 2003 and in 2001; Marketing sales and assistant at MeesPierson Trust (Curacao) N.V. in 2002; Worked in sales and marketing for a resort at Curacao from 2000 to 2001.
Marcus Antonius Joseph Pessel(2)	Director	Financial Officer and Corporate Officer of ING Trust (Nederland) B.V. from 1997 until 2000 and from 2000 until 2002; Account Manager at Sheltons Trust & Corporate Services in 2002; Senior Client Relationship Manager since 2002 at ABN AMRO Trust Company (Nederland) B.V.
Carlos David Maroto Sobrado(3)	Director	Executive Managing Director of Telefónica Europe B.V. since March 2002. Member of the Board of Directors of Telefónica Europe B.V., Atento N.V. and Brasilcel N.V. Manager of Corporate Financing & Documentation Department of Telefónica S.A. from March 2000 until March 2002. Senior Analyst in Financing and Derivatives in Financing and Debt-Capital Structure of Telefónica S.A. from 1999 until March 2000. His current business address is at Aert van Nesstraat 45, 3012 CA Rotterdam, The Netherlands.
Antonio Pedro de Carvalho Viana Baptista(1)	Director	Member of the Board of Directors of Telefónica. Served as Chairman and Chief Executive Officer of Telefonica Moviles S.A., since August 2002. He also serves on the Board of Directors of Telefónica Internacional, S.A., Terra Networks, S.A., Telefónica de Argentina, S.A, Brasilcel, N.V, Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Telesp Celular Participacoes, S.A., Tele Centro Oeste Celular Participações S.A., Celular CRT Participações S.A. and Portugal Telecom SGPS, S.A. He was a principal partner of McKinsey & Co. at the McKinsey offices in Madrid and Lisbon from 1985 to 1991

Name	Positions Held	Principal Occupation and Business Experience

and served as Executive Advisor of the Banco Portugues de Investimento (BPI) from 1991 to 1996. From 1996 through July 2002, he was President of Telefónica Internacional and Executive President of Telefónica Latinoamerica. His current business address is at Po Recoletos, 7-9, 3[a] Planta, 28004, Madrid, Spain.
Ignacio Aller Mallo(3)	Director	See “Directors and Executive Officers of TCP.”
Félix Pablo Ivorra Cano(3)	Director	See “Directors and Executive Officers of TCP.”
Ernesto Lopez Mozo(3)	Director	See “Directors and Executive Officers of TCP.”
Robertus Hendrikus Lukas de Groot(2)	Director	Account manager from 1995 until 2000, Senior Account Manager from 2000 to 2003 and Senior Client Relationship Manager since 2003 at ABN AMRO Trust Company (Nederland) B.V.
Alexander Daniël de Vreeze(2)	Director	Head of Commercial Organization and member of management team of ABN AMRO Trust Company (Nederland) B.V. since 1998.
Fernando Xavier Ferreira(4)	Director	See “Directors and Executive Officers of TCP.”
Eduardo Perestrelo Correia de Matos(1)	Director	See “Directors and Executive Officers of TCP.”
Pedro Manuel Brandão Rodrigues(1)	Director	See “Directors and Executive Officers of TCP.”
Paul Jozef Schmitz(2)	Director	Senior Account Manager of ABN AMRO Trust Company (Nederland) B.V. since 1993.
Benjamin de Koe(2)	Director	Account manager from 1998 until 2002, Senior Client Relationship Manager from 2002 to 2004 and Client Accounting Officer and Client Relationship Manager in 2004 at ABN AMRO Trust Company (Nederland) B.V.
Luis Miguel Gilperez López(3)	Director	See “Directors and Executive Officers of TCP.”
J.C.W. van Burg(2)	Director	Regional Manager Private Banking from 1999 until 2001, Senior Vice President Business Development in 2001 and 2002, Senior Vice President Group Audit in 2002 and 2003 and Managing Director since 2003 at ABN AMRO Trust Company (Nederland) B.V.
C.J.P. Kluft(2)	Director	Various positions in ABN AMRO Bank N.V. since 1974; Assistant to the Head of the Legal Department of ABN AMRO Bank Trust Company.
Shakhaf Wine(4)	Director	See “Directors and Executive Officers of TCP.”

(1)	Portuguese citizen.

(2)	Dutch citizen.

(3)	Spanish citizen.

(4)	Brazilian citizen.

3.	Directors and Executive Officers of TCO.

      The following table sets forth the name and position of each director and executive officer of TCO. The current business address of each person is SQS — Quadra 2, Bloco C, Lote 226, Edifício Telebrasília Celular — 7 andar, Brasília, D.F., Brazil, 70302-936. Each position set forth opposite an individual’s name refers to a position with TCO unless otherwise indicated.

Name	Positions Held	Principal Occupation and Business Experience

Felix Pablo Ivorra Cano(1)	Chairman	See “Directors and Executive Officers of TCP.”
Shakhaf Wine	Director	See “Directors and Executive Officers of TCP.”
Fernando Xavier Ferreira(3)	Director	See “Directors and Executive Officers of TCP.”
Luis Miguel Gilperez Lopez	Director	See “Directors and Executive Officers of TCP.”
Ernesto Lopez Mozo(1)	Director	See “Directors and Executive Officers of TCP.”
Ignacio Aller Mallo(1)	Director	See “Directors and Executive Officers of TCP.”
Zeinal Abedin M. Bava(2)	Director	See “Directors and Executive Officers of TCP.”
Carlos Manuel L. Vasconcellos Cruz(2)	Director	See “Directors and Executive Officers of TCP.”
Eduardo Perestrelo Correia de Matos(2)	Director	See “Directors and Executive Officers of TCP.”
Pedro Manuel Brandão Rodrigues(2)	Director	See “Directors and Executive Officers of TCP.”
Sergio Assenço Tavares dos Santos(3)	Chief Executive Officer and Executive Vice President of Operations	Chief Executive Officer and Executive Vice President for Operations and currently serving as President on a temporary basis of Tele Centro Oeste Participações. Served as Manager of the Suppliers Development and Coordination Department of Telebrás, Coordinator of the Special Projects Technical Office of Telebrasília, Manager of the Advance Telecommunictions Business Unit and Engineering Director of Telebrasília.
Luis André Carpintero Blanco(3)	Executive Vice President for Finance, Planning and Control and Investors Relations Officer	From May 1999 to September 2000 he actively served in several sectors of Tele Centro Oeste Participações. He started as Administrative Finance Director at Norte Brasil Telecom S.A. being later promoted to Manager of the Financial Department of Tele Centro Oeste Participações. He worked in the financial market, for Banco Boa Vista InterAtlantico, which is associated to Crédit Agricole and Banco Espírito Santo, as Manager from 1997 to 1999.
Antonio Carlos Haidamus Monteiro(3)	Vice President for Technology, Networks and Customers	Vice President for Technology, Networks and Customers of Tele Centro Oeste Participações S.A. he has worked at Tele Centro Oeste Participações S.A. since 1999; Executive Officer for Coordination and Operations since December 2001. Executive Vice President for Norte Brasil Telecom S.A. since 1999.
Roberto Iunes Brito(3)	Executive Vice President for Marketing and Innovation	Executive Vice President for Marketing and Innovation of Tele Centro Oeste Participações S.A. Regional Executive Officer of Telems Celular S.A. from 1998 to 2001. Manager in the Finance Department, Assistant of the Administrative-Finance Department, Manager of the Economic and Financial Planning Department and Manager of the Mobile Communications Department of Telecommunicações do Mato Grosso do Sul S.A. from 1982 to 1998.

Name	Positions Held	Principal Occupation and Business Experience

Fernando Abella García(3)	Vice President for IT and Product and Service Engineering	See “Directors and Executive Officers of TCP.”
Getúlio Nery Cardoso(3)	Vice President for Regulatory Matters and Institutional Relations	Executive Officer of Tele Centro Oeste Participações S.A. since 1999. Worked in the Foreign Exchange Department at the Central Bank of Brazil and in the Production Engineering area at Petroleo Brasileiro S.A. — PETROBRAS. Served as a member of the Industrial Development Department at Telebras. Served as Commercial Manager for the Central-Western region of Brazil at Splice.

(1)	Spanish citizen.

(2)	Portuguese citizen.

(3)	Brazilian citizen.

4.	Directors and Executive Officers of Telefónica.

      The following table sets forth the name and position of each director and executive officer of Telefónica. The current business address of each person is Gran Via, 28, 28013, Madrid, Spain, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Telefónica unless otherwise indicated. Each person listed below is a Spanish citizen except Miguel Horta e Costa and Antonio Viana Baptista, who are Portuguese citizens.

Name	Positions Held	Principal Occupation and Business Experience

César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	Executive Chairman and Chairman of the Board of Directors of Telefónica since 2000. From June 1996 until his appointment as Chairman of Telefónica, he was the Chairman of Tabacalera, S.A. which later became Altadis. He has also been a member of the Board of Directors and Standing Committee of the Madrid Stock Exchange. In January 1997, he was appointed to the Board of Directors of Telefónica, and has also been appointed as director of Telefonica Internacional (TISA), Plus Ultra, Terra and Iberia. During his years as Chairman of Tabacalera, he was also the Chairman of the Board of Directors of Logista, a subsidiary of the Altadis group. He is currently a member of the Altadis Board of Directors and Executive Committee.
Isidro Fainé Casas	Director	Vice-Chairman of the Board of Directors of Telefónica; General Manager of La Caja de Ahorros y Pensiones de Barcelona (“la Caixa”); Financial Analyst and academic at the “Real Academia de Ciencias Económicas y Financieras”. His current business address is at Avda. Diagonal, nos. 621-629, Planta 22, 08028, Barcelona, Spain.
José Antonio Fernández Rivero	Director	Vice-Chairman of the Board of Directors of Telefónica; Member of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), Iberdrola, S.A., Banco de Crédito Local de España, S.A. and Chairman of Adquira, S.A.; Responsible and General Manager for the Systems and Operations Division for the BBVA Group from 1999 until 2003. His current business address is at Paseo de la Castellana, 81, Planta 24, 28046, Madrid, Spain.

Name	Positions Held	Principal Occupation and Business Experience

Jesús María Cadenato Matia	Director	Member of the Board of Directors of Telefónica. He joined Banco Bilbao in 1977, where he held several key management positions in the head office and within the retail branch network. Currently represents BBVA on the boards of directors of Iberia Cards and Uno-e Bank. His current business address is at Paseo de la Castellana, 81, Planta 24, 28046, Madrid, Spain.
Maximino Carpio Garcia	Director	Member of the Board of Directors of Telefónica, S.A.; Member of the Economic and Social Council, a Spanish government advisory entity; Member of the Board of Diectors and Advisory Committee of Abengoa, S.A.; Member of the Board of Directors of Telefónica Móviles S.A. Professor of Applied Economics at the Universidad Autonoma de Madrid since 1989. Dean of the Economics faculty of Universidad Autónoma de Madrid from 1992 to 1995; Head of the Department of Economics and Public Finance from 1984 to 1992 and Head of the Department of Public Economy from 1995 to 1998 at the Universidad Autónoma de Madrid. His current business address is at Dr. Casimiro Morcillo, 39, 28100, Alcobendas, Madrid, Spain.
Carlos Colomer Casellas	Director	Member of the Board of Directors of Telefónica. Chairman of the Colomer Group and Chief Executive Officer; Director of Altadis, S.A.; Chief Operating Officer of INDO, an import-export company; Director of Cataluña for Banco Santander Central Hispano; Director of Hospital General de Cataluña; Member of the Advisory Committee of CVC Capital Partners. His current business address is at c/Aragó, 499, 08013, Barcelona, Spain.
Alfonso Ferrari Herrero	Director	Member of the Board of Directors of Telefónica. Director of CTC Chile S.A. and Telefónica del Perú. From 1995 to 2000, he was Executive Chairman of Beta Capital, S.A. and prior to that he served on several Boards of Directors representing the Banco Urquijo where he was a partner from 1985. His current business address is at C/Santa Engracia, 40, 5[a] Planta, 28010, Madrid, Spain.
José Fernando de Almansa Moreno-Barreda	Director	Member of the Board and President of the International Affairs Committee of the Board at Telefónica S.A.; Member of the Board at Telefónica Móviles S.A., Telefónica de Argentina S.A., Telefónica del Perú S.A, Telecomunicaçoes de Sao Paulo S.A., and BBVA Bancomer Mexico; Chief of the Royal Household of His Majesty King Juan Carlos I, from 1993 to 2002; Personal Adviser to His Majesty the King. He joined the Spanish Diplomatic Corps, and served from 1976 to 1992, as Secretary of the Spanish Embassy in Brussels, Cultural Counsellor of the Spanish Representation to Mexico, Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry, Counsellor to the Spanish Permanent Representation to NATO, in Brussels, Minister-Counsellor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry.

Name	Positions Held	Principal Occupation and Business Experience

Gonzalo Hinojosa Fernández de Angulo	Director	Member of the Board of Directors of Telefónica. Chairman and Chief Executive Officer of Cortefiel, S.A.; Director of Banco Central Hispano Americano and a Director of Portland Valderribas from 1991 through 2002. Director of Altadis. His current business address is at Avda. del Llano Castellano, 51-28034, Madrid, Spain.
Miguel António Igrejas Horta e Costa	Director	See “Directors and Executive Officers of Portugal Telecom.”
Pablo Isla Âlvarez de Tejera	Director	Member of the Board of Directors of Telefónica. Chairman of the Board of Directors of Altadis, S.A. and Logista, S.A. General Secretary of Banco Popular Español from 1998 until 2000; Chairman of the Board of Grupo Altadis and Co-Chairman of Telefónica, S.A. since July 2000. Director of Iberia Lineas Aereas de España, S.A and Mutua Madrileña. His current business address is at C/Eloy Gonzalo, 10, 28010, Madrid, Spain.
Luis Lada Díaz	Director, General Manager for Development, Planning and Regulatory Affairs	Member of the Board of Directors and General Manager for Development, Planning and Regulatory Affairs of Telefónica; In 1989, he was Deputy General Manager for Technology, Planning and International Services from when he left the Telefónica Group to join Amper Group, a telecommunications systems and equipment manufacturer as General Manager for Planning and Control; He was appointed Chief Executive Officer of Telefónica Móviles de España S.A. in 1994; Chairman and President of Telefónica Móviles, S.A. from August 2000 until July 2002. Member of the Board of Directors of Telefónica Móviles, S.A. since 2000, Telefónica Internacional S.A. and Sogecable S.A.

José Fonollosa García	Director	Member of the Board of Directors of Telefónica. Represents BBVA on the Board of Directors of BBVA BHIF (Chile), Provida (Chile), BBVA Banco Provincial (Venezuela) and Bradesco (Brasil). Served as Chief International Officer, Chief Financial Officer, head of the Latin American retail banking division among other responsibilities in BBVA. His current business address is at Paseo de la Castellana, 81, Planta 24, 28046, Madrid, Spain.

Antonio Massanell Lavilla	Director	Member of the Board of Directors of Telefónica. Senior Executive Vice President of Caja de Ahorros y Pensiones de Barcelona and a member of the Boards of Directors of Port Aventura, S.A. and Baqueira Beret, S.A.; President of Servihabitat, e-laCaixa, S.A. and Internet Global Congress (IGC). As a representative of Caja de Ahorros y Pensiones de Barcelona, he has worked with the Telefónica Group in the deployment of Caja de Ahorros y Pensiones de Barcelona’s corporate telecoms network. His current business address is at Avda. Diagonal, 621-629, Torre 1.Pl.22, 08028, Barcelona, Spain.

Enrique Used Aznar	Director	Member of the Board of Directors of Telefónica. Chairman of AMPER, S.A. and AmperProgramas; Deputy Chairman of Medidata (Brazil). Served as Chairman of Telefónica Latinoamérica, S.A., Telefónica Móviles, S.A., Estratel and Telefónica Investigación y Desarrollo, S.A.; Held positions

Name	Positions Held	Principal Occupation and Business Experience

as Deputy Chairman and Chief Executive Officer of Telefónica Publicidad e Información and Compañía Telecomunicaciones de Chile; Also served as Member of the Board of Directors of Telefónica de Argentina, ATT Network System International and Ericsson (Spain). His current business address is at C/Marconi, 3, Parque Tecnológico de Madrid, Tres Cantos, 28760, Madrid, Spain.

Mario Eduardo Vázquez	Director	Member of the Board of Directors of Telefónica. President of Telefónica de Argentina, Telefónica Móviles Argentina, S.A., Telefónica Comunicaciones Personales, S.A., Atento Argentina, S.A. and Adquira Argentina, S.A.; Chairman of the Board of Directors of Rio Compania de Seguros, S.A.; Director of Banco Río de la Plata, S.A., Ríobank International, Corporación Metropolitana de Finanzas, S.A., Heller Financial Argentina, S.A., Heller-Sud Servicios Financieros, S.A., Motorcare Argentina, S.A., Acsa Loss Control, S.A., Central Puerto, S.A. and Indra SI S.A.. His current business address is at Avd. Ingeniero Huergo, 723, Piso 20, C1107AOH, Buenos Aires, Argentina.

Antonio Pedro de Carvalho Viana Baptista	Director	See “Directors and Executive Officers of Brasilcel.”

Gregorio Villalabeitia Galarraga	Director	Member of the Board of Directors of Telefónica. Member of the Board of Directors of Gas Natural, S.A., Iberia Líneas Aéreas de España, S.A. and Repsol YPF, S.A.; General Manager of Caja de Ahorros Vizcaína; Chief Executive of Banco Cooperativo Español; Chief Operating Officer of Banco de Crédito Local and Chief Executive Officer of Caja Postal in January 1995. Wholesale Banking General Manager of Argentaria in 1998. General Manager of Global Investment Banking of Banco Bilbao Vizcaya Argentaria (BBVA) from 1999 until 2001; General Manager of the Real Estate and Industrial Group of Banco Bilbao Vizcaya Argentaria (BBVA) since 2001. His current business address is at Paseo de la Castellana, 81, Planta 24, 28046, Madrid, Spain.

Antonio J. Alonso Ureba	Director, General Counsel and Secretary of the Board	General Secretary and Secretary to the Board of Directors and Director of Telefónica. Worked on the technical staff of the Madrid Town Council central administration, in the Public Defender’s Office and as director of Legal Services and Secretary to the Board of the Spanish Stock Exchange Commission (Comisión Nacional del Mercado de Valores).

Ramiro Sánchez de Lerín García-Ovies	General Vice Secretary and Vice Secretary to the Board	General Vice Secretary and Vice Secretary to the Board of Directors of Telefónica. Served as “Abogado del Estado” working for the Treasury Internal Revenue in Madrid (delegación de Hacienda de Madrid). Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry. He has been General Secretary and Secretary of the Board of Elosúa, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Móviles, S.A.. Professor at ICADE, Instituto de Empresa and Escuela de Hacienda Pública, Executive Officers/ Management Team.

Name	Positions Held	Principal Occupation and Business Experience

Calixto Ríos Pérez	General Manager of Auditing and Management Resources	General Manager of Auditing and Management Resources at Telefónica. Served as Chief Financial Officer of Tabacalera, S.A. and afterwards as advisor to the Chairmen and Head of Strategy and Planning of Tabacalera/Seita. Served as Corporate General Manager for Institutional Relations of Telefónica. General Manager for Internal Auditing and Communications of Telefónica since 2002.
Santiago Fernández Valbuena	General Manager of Finance and Shared Resources	General Manager of Finance and Shared Resources of Telefónica since December 2003. Chief Financial Officer of Telefónica since July 2002. He joined Telefónica in 1997 as Chief Executive Officer of Fonditel (Telefónica’s Pension Assets Manager). Served as President of the Research Commission at the Spanish Institute of Financial Analysts.
Luis Abril Pérez	General Manager for Corporate Communication	General Manager for Corporate Communications at Telefónica. General Director for Banesto from 1994 until 1999 and General Director for Communications for BSCH from 1999 until 2001.
Francisco de Bergia González	General Manager, Assistant to the Chairman of the Board	General Manager and Assistant to the Chairman of the Board of Telefónica. Worked as General Manager of Club Meliá and Deputy Financial Officer of Hoteles Meliá after which he held a number of positions including Vice-President of Marketing for DEFEX (Official Export Agency for Defense Material); Partner General Manager of Apax Partners; Executive Vice-President and Chief Operating Officer for Cabitel (Grupo Telefónica); Head of Institutional Relations for Telefónica de España; Director of Antena 3 Television and Cabitel. Executive Vice-Chairman of Fundación Telefónica since 1999; Director of Amper.
Guillermo Fernández Vidal	General Manager of Subsidiaries	General Manager of Subsidiaries of Telefónica. He joined Telefónica in 1987 as Deputy General Manager for large clients of Telefónica. Subsequently he was appointed Assistant Head of Business Communications, Head of Business Communications, General Manager of Businesses and General Public and Chief Operating Officer of Telefónica Data, S.A.

5.	Directors and Executive Officers of Portugal Telecom.

      The following table sets forth the name and position of each director and executive officer of Portugal Telecom. The current business address of each person is Avenida Fontes Pereira de Melo, 40, 1069-300, Lisbon, Portugal, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Portugal Telecom unless otherwise indicated. Each person listed below is a citizen of Portugal, except Fernando Abril-Matroell Hernandez, who is a Spanish citizen, Pedro Sampaio Malan, who is a Brazilian citizen, and Gerald S. McGowan and Peter Eugene Golob, who are United States citizens.

Name	Positions Held	Principal Occupation and Business Experience

Ernâni Rodrigues Lopes	Chairman of the Board of Directors	Chairman of the Board of Directors of SESC — Sociedade de Estudos Superiores de Contabilidade, S.A. since 2003; Ambassador of Portugal in Bonn from 1975 until 1979; Ambassador of Portugal in Brussels near CEE from 1979 until 1983; Minister of Finance from 1983 until 1985; Managing Partner of SaeR — Sociedade de Avaliação de Empresas e Risco, Lda. since 1998; Managing Partner of

Name	Positions Held	Principal Occupation and Business Experience

Ernâni R. Lopes & Associados, Lda. since 1997; Member of the Consultive Council of Bank of Portugal since 1997; Member of the Consultive Council of Instituto de Crédito Público since 1997; Member of the European Convention in representation of Portugal since 2002; Chairman of the Board of Bio 21, from 1995 until 2001; President of the General Assembly of Gestifer, SGPS, S.A since 1997; President of the General Assembly of Morate — Sociedade de Investimentos Imobiliários, S.A since 1989; President of the General Assembly of Lusotur Sociedade Financeira de Turismo, S.A from 1991 until 1998; President of the General Assembly of Inogi — Inovação Imobiliária, Gestão e Invetimento, S.A since 1989; President of the General Assembly of Socifa — Sociedade de Prestação de Serviços Financeiros e de Administração e Gestão, S.A from 1988 until 1991; Member of the General Board of Telecel from 1991 until 1994; Member of the General Board of Espírito Santo Group since 1996; Member of the Board of Directors of Espírito Santo Resources Ltd since 1990; Vice-President of the Board of Directors of ESPART — Participações Financeiras, SGPS, S.A. from 1990 until 1992; Chairman of the Board of Directors of Escopar — Sociedade Gestora de Participações Sociais, S.A. since 1995; Chairman of the Board of Directors of Espírito Santo Irmãos — Sociedade Gestora de Participações Sociais, S.A. since 1994; Chairman of the Board of Directors of Espírito Santo Property Holding (Portugal) since 1994; Chairman of the Board of Directors of GESTRES — Gestão Estratéegica Espírito Santo, S.A. since 1990; Chairman of the Board of Directors of SFIR — Sociedade de Financiamento e Investimento de Risco, S.A. from 1988 until 1995; Chairman of the Board of Directors of Alcatel — Portugal, Sistemas de Comunicação, S.A. from 1988 until 1995; Chairman of the Board of Directors of CPR — Companhia Portuguesa de Rating, S.A. from 1969 until 2003.
Miguel António Igrejas Horta e Costa	Director, Chief Executive Officer	Chief Executive Officer of Portugal Telecom, SGPS, S.A. since May 28, 2002. Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A. since April 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. since February 2004; Chief Executive Officer of PT Comunicações, S.A. since January 2004; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. since January 2004; Chairman of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chairman of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A. since May 2003; Chairman of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since December 2002; Chairman of the Board of Directors of PT Multimedia — Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Chairman of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Chairman of the Board of Directors of PT

Name	Positions Held	Principal Occupation and Business Experience

Móveis, SGPS, S.A. and TMN — Telecomunicações Móveis Nacionais, S.A. since June 2002; Chairman of the Board of Directors of PT Comunicações, S.A. since May 2002; Vice-Chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. from April 2000 until May 2002; Vice-Chairman of the Board of Directors of PT Investimentos, SGPS, S.A. from 1999 until June 22, 2001; Vice-Chairman of the Board of Directors of Telesp Celular Participações S.A. from 1998 until November 2000; Vice-Chairman of the Board of Directors of PT Multimedia — Serviços de Telecomunicações e Multimedia, SGPS, S.A. from 2000 until 2002; Member of the Board of Directors of Telesp Participações S.A. from 1998 until November 2000; Member of the Board of Directors of Telesp, S.A. from 1998 until November 2000; Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chief Executive Officer of Portugal Telecom Internacional, SGPS, S.A. from 1998 until 2000; Member of the Board of Directors of Telefónica, S.A. since 1998; Member of the Board of Directors of SIC, S.A. from 1998 until 2000; Member of the Board of Directors of Aliança Atlântica Holdings since 1997; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 1996 until 1997; Vice-Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1994 until 1995; Non-executive member of the Board of Directors of Portugália-Companhia de Transportes Aéreos, S.A. since 1993; Vice-Chairman of the Board of Directors of Banco ESSI, S.A. from 1992 until 1994; Non-executive Member of the Board of Directors of BES Investimento, S.A. since 1999; Chairman and member of the Board of Directors of SIBS-Sociedade Interbancária de Serviços, S.A. from 1991 until 1995; Chairman of the Board of Directors of Euroges-Aquisição de Créditos a Curto Prazo, S.A. since 1991; Member of the Board of Directors of Banco Espírito Santo e Comercial de Lisboa from 1990 until 1992; Vice-Chairman of Associação Industrial Portuguesa from 1990 until 1994; Secretary of State for Foreign Trade from 1987 until 1990; Vice-Chairman of the Board of Directors of CTT and TLP from 1984 until 1987; Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1982 until 1984; Director-General of CTT from 1981 until 1982.
Zeinal Abedin M. Bava	Director and Chief Financial Officer	See “Directors and Executive Officers of TCP.”
Carlos Manuel L. Vasconcellos Cruz	Director and Executive Officer	See “Directors and Executive Officers of TCP.”
Iriarte José Araújo Esteves	Director and Executive Officer	Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Chief Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A. since 1998; Chief Executive Officer of PT Móveis, SGPS, S.A. since 2000; Chairman of the Board of Directors of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since February 2004; Chairman of the Board of Directors of PT Acessos de

Name	Positions Held	Principal Occupation and Business Experience

Internet WiFi, S.A. since January 2004; Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chairman of the Board of Directors of Telepac from 1991 until 1997; Vice-Chairman of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, S.A. from 1991 until 1992; Member of the Board of Directors of CTT from 1989 until 1992; Director-General of Telecommunications of CTT from 1986 until 1989; Deputy General Manager of Telecommunications of CTT from 1983 until 1986; Manager of the Telecommunications Business Planning Department of CTT from 1982 until 1983; Regional Telecommunications General Manager of CTT from 1981 until 1982. His current business address is at Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal.
Paulo Jorge da Costa Gonçalves Fernandes	Director and Executive Officer	Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Sistemas de Informação, S.A. since May 2003; Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. from December 2002 until July 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of CRT Celular Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of Tele Leste Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from January 2003 until July 2003; Chairman of the Board of Directors of PT — Sistemas de Informação, S.A. since 2000; Partner of McKinsey & Company from 1997 until 2000; Member of

Name	Positions Held	Principal Occupation and Business Experience

McKinsey & Company’s Leadership World Groups for the areas of telecommunications and transportation from 1997 to 2000; Senior Advisor of McKinsey & Company from 1991 until 2000; Partner and Manager of Spades, Lda from 1990 to 1991. His current business address is at Urbanização Tagus Park, Lote 35, 2784-549, Porto Salvo, Portugal.
Joaquim Aníbal Freixial de Goes	Director	Member of the Board of Directors of PT Multimedia — Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A. since 2002; Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; Member of the Board of Directors of BES.COM, SGPS, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A. since 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Member of the Board of Directors of CREDIFLASH, SA since 1999; Head of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 until 1999; Head of the Strategic Planning Department of CIMPOR — Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant of Roland Berger & Partner from 1992 until 1993; Consultant of Roland Berger & from 1989 until 1992.
Henrique Manuel Fusco Granadeiro	Director	Chief Executive Officer of Lusomundo Media, SGPS, S.A. since 2002; Chief Executive Officer of Diário de Notícias since 2002; Chief Executive Officer of Jornal de Notícias since 2002; Chief Executive Officer of TSF since 2002; Chief Executive Officer of Jornal do Fundão since 2002; Chief Executive Officer of Açoreana Ocidental since 2002; Chief Executive Officer of DN da Madeira since 2002; Chairman of the Board of Directors of Aleluia-Cerâmica Comercio e Indústria S.A since 2001; Member of the Board of Directors of Parfil SGPS S.A. since 2001; Member of the Strategic Council of Banco Finantia since 2001; Member of the Board of Directors of PT Multimedia — Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2001; Chairman of the Board of Directors of Margrimar — Mármores e Granitos S.A since 1999; Chairman of Marmetal — Mármores e Materiais de Construção S.A. since 1999; Member of the Board of Directors of Fundação Eugénio de Almeida during 1992; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal — Sociedade Jornalistica e Editorial S.A from 1990 until 2001; Member of the Board of Directors of Marcepor-Mármores e Cerâmicas de Portugal S.A during 1990; Chairman of Fundação Eugénio de Almeida from 1989 until 1992; President of IFADAP — Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 until 1990; Delegate Chairman of Fundação Eugénio de Andrade from 1981 until 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of

Name	Positions Held	Principal Occupation and Business Experience

Directors of Standart Eléctrica during 1981; Ambassador of Portugal near O.C.D.E and Chief of the Civil House of the President of Portugal from 1976 until 1979. His current business address is at Av. 5 de Outubro, 208, 1069-203, Lisbon, Portugal.
Carlos Alberto de Oliveira Cruz	Director	Member of the Board of Directors of Gerbanca, SGPS, S.A. since March 2003; Chairman of the Board of Directors of Caixa Brasil, SGPS, S.A. since 2001; Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. from 2000 until April 2004; Vice-Chairman of the Board of Directors of Caixa-Banco de Investimento, S.A. from 2000 until April 2004; Member of the Board of Directors of Unibanco Holdings, S.A. since 2000; Member of the Board of Directors of Banco de Portugal from 1996 until 2000; Representative of Banco de Portugal at Economic Policy Committee from 1996 until 1998; Member of the Board of Directors of Imoleasing from 1989 until 1996; Member of the Board of Directors of Caixa Geral de Depósitos, S.A. from 1984 until 1989; Head of International Relations Department of Banco Pinto & Sotto Mayor, S.A. from 1982 until 1983; Member of the Board of Directors of the Portuguese Electricity Company from 1977 until 1982; Secretary of State for Economic Coordination from 1976 until 1977; Delegate to OECD Economic Committee from 1973 until 1975.
Jorge Humberto Correia Tomé	Director	Chief Executive Officer of Caixa — Banco de Investimentos, S.A. since 2002; Chairman of the Board of Directors of TREM II — Aluguer de Material Circulante, ACE since 2002; Member of the Board of Directors of Caixa — Banco de Investimentos, S.A. since 2001; Member of the Board of Directors of Caixa Gestão de Patrimónios since 2001; Member of the Board of Directors of Insurance Companies of BANIF Group: Açoreana, O Trabalho, O Trabalho Vida and Pension Fund Companies from 1996 until 2001; Partner of Coopers & Lybrand from 1995 until 1996; Manager of International Division of Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from 1994 until 1995; Member of the Board of SULPEDIP/PME Investimentos from 1989 until 1994; Junior Manager and Principal Manager of Capital Market Division of Banco Pinto & Sotto Mayor, S.A from 1985 until 1989; Senior Auditor with Coopers & Lybrand from 1980 until 1983; Junior Economist in IAPMEI (Institute for Small and Medium Companies) from 1979 until 1980. His current business address is at Rua Barata Salgueiro, 33, 1269-057, Lisbon, Portugal.
Fernando Maria Costa Duarte Ulrich	Director	Member of the Board of Directors of PT Multimedia — Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of SIC since 2000; Member of the Board of Directors of Impresa since 2000; Member of the Board of Directors of Allianz Portugal since 1999; Vice-Chairman of the Board of Directors of BPI-SGPS from 1999 until 2002; Vice-Chairman of the Board of Directors of Banco BPI, S.A.

Name	Positions Held	Principal Occupation and Business Experience

since 1998; Chief Executive Officer of BPI Pensões, S.A. since 1995; Chief Executive Officer of BPI Vida, S.A. since 1991; Chief Executive Officer of BPI Fundos, S.A. since 1990; Vice-Chairman of the Board of Directors of Banco Português de Investimento, S.A. since 1989; Vice-Chairman of the Board of Directors of Banco de Fomento & Exterior, SA from 1996 until 1998; Vice-Chairman of the Board of Directors of Banco Borges & Irmão, SA from 1996 until 1998; Executive Director of Banco Fonsecas & Burnay from 1991 until 1996; Vice-Chairman of the Board of Directors of Banco Fonsecas & Burnay, SA from 1988 until 1996; Executive Director of BPI-Banco Português de Investimento, SA from 1985 until 1989; Deputy Manager of SPI-Sociedade Portuguesa de Investimentos from 1983 until 1985; Chief of the Cabinet of the Minister of Finance from 1981 until 1983; Member of the Secretariat for the External Economic Cooperation of the Ministry of Foreign Affairs from 1979 until 1980; Portuguese Delegation to the OECD, from 1975 until 1979; Head of the Financial Markets Unit of the weekly newspaper “Expresso” from 1973 until 1974. His current business address is at Rua Braancamp, 11, 8 [o] Piso, 1250-049, Lisbon, Portugal.
Fernando Abril-Martorell Hernandez	Director	Member of the Board of Directors of Telecomunicações de São Paulo — Telesp from 2001 until 2003; Chief Operating Officer of Telefónica S.A. from 2000 until 2003; Chief Executive Officer of Telefónica Publicidad e Información from 1999 until 2000; Chief Financial Officer of Telefónica, S.A. from 1997 until 1999; Director-General of Corporate Finance of Telefónica Publicidad e Información from 1997 until 1999; Head of Treasury Department of JP Morgan from 1987 until 1997.
António Pedro de Carvalho Viana Baptista	Director	See “Directors and Executive Officers of Brasilcel.”
Pedro Sampaio Malan	Director	Vice-Chairman of the Board of Directors of Unibanco; Chairman of the Board of Directors of Globex-Ponto Frio; Member of the Consulting Committee of Alcoa Alumínio, S.A.; Minister of Finance in Brazil from 1995 until 2002; Chairman of the Board of Directors of Banco Central do Brasil from 1993 until 1994; Executive Manager of Banco Mundial from 1992 until 1993 and from 1986 until 1990; Executive Manager of Banco Interamericano de Desenvolvimento from 1990 until 1992. His current business address is at Av. Eusébio Matoso, 891, 4[o] andar, 05423-901, São Paulo, SP, Brazil.
Patrick Monteiro de Barros	Director	Chairman of the Board of Directors of Telexpress Investments Limited since 2002; Member of the Board of Directors of Tosco Corporation from 1995 until 2001; Member of the Board of Directors of Petrogal, Petróleos de Portugal from 1995 until 2000; Member of the Board of Directors of Espírito Santo Financial Group since 1992; Member of the Board of Directors of Vodafone Portugal from 1992 until 1998; Member of the Board of Directors of Petrocontrol from 1991 until 2000; Chairman and Chief Executive Officer of Argus Resources Ltd. Since 1988; President and Chief Executive Officer of Sigmoil Resources

Name	Positions Held	Principal Occupation and Business Experience

from 1985 until 1988; Senior Vice President of Philipp Brothers from 1985 until 1988; Chairman of the Board of Directors of Protea Holdings Inc. since 1981; Member of the Board of Directors of Sociedade Nacional de Petróleos (SONAP) from 1971 until 1975; General manager Supply of Sociedade Nacional de Petróleos (SONAP) from 1967 until 1971; Chairman of Fundação Monteiro de Barros since 1966.
Luis de Melo Champalimaud	Director	Chairman of the Board of Directors of Banco Totta & Açores, S.A. and Crédito Predial Português, S.A. from January 1997 until January 2000; Chairman of the Board of Directors of Banco Totta e Sotto Mayor de Investimentos, S.A., from March 1996 until January 2000; Chairman of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from January 1995 until January 2000; Chairman of the Board of Directors of Companhia de Seguros Mundial- Confiança, S.A. from March 1993 until March 1995; Member of the Board of Directors of Companhia de Seguros Mundial-Confiança, S.A. from June 1992 until March 1993; Chief Executive Officer of Soeicom, S.A. from September 1982 until April 1992; Sales Director of Soiecom, S.A. from June 1975 until September 1982.
Jorge Maria Bleck	Director	Chairman of the General Shareholders’ Meeting of Crédito Predial Português since 2000; Vice-Chairman of the General Shareholders’ Meeting of Banco Santander de Negócios Portugal, S.A since 2000; Vice-Chairman of the General Shareholders’ Meeting of Banco Santander, S.A since 1999; Member of the Board of Directors of Foggia SGPS, S.A. since 2000.
Carlos Manuel de Almeida Blanco de Morais	Director	Professor of the Lisbon University of Law since 1997; Member of the Board of Fundação D. Pedro IV since 1995; Principal Legal Adviser of the Legal Center near the Portuguese Government since 1993.
João Manuel de Mello Franco	Director	Member of the Board of Directors of José de Mello Participações, SGPS, S.A. since 2002; Vice-Chairman of the Board of Directors of José de Mello Imobiliária since 2002; Chairman of the Board of Directors of José de Mello Residências e Serviços since 2001; Chairman of the Board of Directors of Imopólis (SGFII) since 2001; Chairman of the Board of Directors of Engimais since 2001; Member of the Board of Directors of International Shipowners Reinsurance Co since 1998; Member of our Superior Board from 1996 until 1997; Chairman of the Board of Directors of Soponata-Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; CEO and Vice-Chairman of the Board of Directors of LISNAVE from 1995 until 1997; Chairman of the Board of Directors of Marconi from 1994 until 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 until 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 until 1995; Member of the Board of Directors of CN-Comunicações Nacionais S.A. from 1993 until 1995; Chairman of the Directorate of the Portuguese Association for the Development of Communications from 1993 until 1995; Chairman of the Board of Directors of TMN —

Name	Positions Held	Principal Occupation and Business Experience

Telecomunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP-Telefones de Lisboa e Porto S.A. from 1989 until 1994; Director of TDC-Tecnologia das Comunicações, Lda. from 1986 until 1989.

Gerald S. McGowan	Director	Ambassador of US to Portugal from 1997 until 2001; Member of the Board of Directors of the Overseas Private Investment Corporation (OPIC) in 1996; Member of the Board of Directors of Virginia Port Authority in 2002; Member of Board of Directors of Cellular Telecomunications Industry Association from 1990 until 1998.

Peter Eugene Golob	Director	Head of the Merrill Lynch Global Communications Group for Europe from 1998 until 2001; Head of the Telecoms Media Technology Team and Investment Banking Operating Committee of Deutsche Morgan Grenfell from 1995 until 1998; Head of the Telecoms Industry Investment Banking of S.G.Warburg from 1992 until 1995.

Nuno João Francisco Soares de Oliveira Silvério Marques	Director	Partner of CIDOT, Comunicação e Imagem, Lda. since 2002; Partner of Fundaments from 2000 until 2002; Member of the Board of Directors of Telecel, Comunicações Pessoais, S.A from 1992 until 2000; Member of the Board of Directors of Telechamada S.A from 1994 until 1995; Member of the Board of Directors of Quimigal from 1988 until 1991; Manager Quimibro, Comércio Internacional de Metais e Mercadorias Lda. from 1980 until 1988.

Thomaz de Mello Paes de Vasconcellos	Director	Managing Partner of TPV, Lda. since 1999; Member of the Board of Directors of Grupo Santogal from 1989 until 1998; Controller of Hubbard Group from 1987 until 1988.

Luis Manuel da Costa de Sousa de Macedo	Secretary-General, Company Secretary	Secretary-General and Company Secretary of Portugal Telecom, SGPS, S.A. Member of the Board of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since 2000; Manager of Image and Communication Department of Portugal Telecom Group since 1999; Member of the Board of Directors of Banco Espírito Santo do Oriente since 1996; Member of the Board of Directors of AMSCO — African Management Services Company since 1996; Member of Management and Executive Board of Portuguese-Angolan Chamber of Commerce and Industry since 1996; Member of the Fiscal Board of UCCLA-União das Cidades e Capitais de Língua Portuguesa since 1996; Chairman of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) since 1996; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company’s Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chef de Gabinet of Minister of the “Quality of Life” from 1981 until 1982; Management Consultant, Manager of Human Resources, General Secretary and Manager of Central International Corporate Department of Marconi in 1982; Legal Advisor of CIP — Confederation of

Name	Positions Held	Principal Occupation and Business Experience

Portuguese Industry and several other companies and employers’ associations from 1974 until 1982.

Francisco José Meira Silva Nunes	Chief Accounting Officer and Manager of Financial Reporting and Consolidation Department	Chief Accounting Officer and Manager of the Financial Reporting and Consolidation Department of Portugal Telecom since 2003; Member of the Board of Directors of PT Pro, S.A. since February 2003 and Member of its Executive Committee since March 2004; Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A. since May 2003; Partner of Audit and Business Advisory Services of Andersen from 1999 until 2002; Manager of Audit and Business Advisory Services of Andersen from 1992 until 1999.
Carlos Manuel Mendes Fidalgo Moreira da Cruz	Manager of the Financing and Treasury Department	Manager of the Financing and Treasury Department of Portugal Telecom since 2001; Managing Director of Portugal Telecom International Finance BV since 2002; Member of the Portuguese Privatisation Commission from 1999 until 2001; Advisor to the Secretary of State for Treasury and Finance since 1996 until 1998; Lecturer of Financial Strategy from 1996 until 2001 at MBA Program — IEP/EGP; Assistant Lecturer of Corporate Finance and Macroeconomics at Oporto University from 1987 until 1996; Assistant Lecturer of Firm Valuation from 1994 to 1997 at IESF; Analyst of the Mergers and Acquisitions Department of BPI from 1990 until 1994.
Nuno Bernando Ramires Leiria Fidalgo Prego	Manager of the Investor Relations Department	Manager of the Investor Relations Department of Portugal Telecom since 2004; Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 until 2004; Portfolio Manager of BPI Fundos from 1999 until 2000; Deputy Director in the Research Department of Banco Finantia from 1996 until 1999.
Miguel Augusto Chambel Rodrigues	Manager of the Control Department	Manager of the Control Department of Portugal Telecom since 2004; Manager and Project Leader of the Strategy and Business Development Department of Portugal Telecom, SGPS, S.A. from 2000 until 2004; Member of the Board of Directors of PT Sistemas de Informação, S.A. from 2003 until 2004; Member of the Board of Directors of PT Ventures, SGPS, S.A. from 2002 until 2004; Project Leader and Consultant at Boston Consulting Group from 1998 until 2000; Analyst at McKinsey and Company from 1993 until 1996.
Maria Paula de Almeida Martins Canais	Manager of the Planning Department	Manager of the Planning Department of Portugal Telecom since 2004; Non-executive Director of Telesp Celular, S.A. from June 2003 until January 2004; Member of the Board of Directors of Telesp Celular Participações, S.A. from January 2002 until June 2003; Executive Vice President of Telesp Celular S.A. from May 2002 until June 2003; Chief Financial Officer of Telesp Celular S.A. from September 2001 until May 2002; Director of Investor Relations of Telesp Celular Participações, S.A. from September 2001 until June 2003; Head of Controlling and Corporate Development Department of Portugal Telecom from 1997 until 2001; Member of the Board of Directors of Telemensagem from 1998 until 1999.

Name	Positions Held	Principal Occupation and Business Experience

António Manuel Robalo de Almeida	Manager of the Regulatory Department	Manager of the Regulatory Department of Portugal Telecom since 2003. Manager of Regulatory Department of Portugal Telecom, SGPS, S.A. from 2002 until 2003; Manager of Economic Conditions and Regulatory Coordination of PT Comunicações, S.A. since 2000; Manager of Regulation Department of Portugal Telecom, S.A. from 1997 until 2000; Member of the Board of Main Road/ Optimus during 1997; Director of New Telecommunications Business of Sonae Group from 1996 until 1997; Member of the Board of Directors of ICP — Instituto das Comunicações de Portugal from 1989 until 1996; Director of Planning and Development of CTT — Correios e Telecomunicações de Portugal, S.A. from 1986 until 1988; Director of Planning of CTT — Correios e Telecomunicações de Portugal, S.A. from 1985 until 1986; Deputy Director of Planning of CTT — Correios e Telecomunicações de Portugal, S.A. from 1984 until 1985; Head of Training Department of CTT — Correios e Telecomunicações de Portugal, S.A. from 1983 until 1984; Head of Human Resources Planning of CTT — Correios e Telecomunicações de Portugal, S.A. from 1982 until 1983.
Rita de Sampaio Nunes	Manager of the Competition Department	Manager of the Competition Department of Portugal Telecom since 2004; Head of European Community Affairs of ICP-ANACOM-Autoridade Nacional de Communicações from 2003 until April 2004; Member of the Regulatory Department of Portugal Telecom, SGPS, S.A. from January 2000 until September 2003; Member of the Regulatory Department of Portugal Telecom, S.A. from October 1998 until December 1999; Seconded National Expert in the European Commission — DG Enterprise and DG Information Society from September 1995 until September 1998; Internal Legal Adviser of the Board of Directors of CN — Communicações Nacionais, SGPS, S.A. from April 1993 until August 1995.
Miguel Dias Amaro	Manager of the Internal Audit Department	Manager of the Internal Audit Department of Portugal Telecom since 2004; Assistant to the CEO of Portugal Telecom, SGPS, S.A. from 2003 to 2004; Equity Analyst (telecommunications sector) in Espírito Santo ByM (Madrid office) from November 2000 until December 2002; Assistant to the Secretary of State for Treasury and Finance from November 1999 until October 2000; Equity Analyst (Retail and Pulp and Paper sectors) in Espírito Santo Research from December 1997 until October 1999 (Lisbon office); Head of Sales for Roca Cerâmica e Comércio S.A. from 1994 until 1996; Sales Delegate for Roca Cerâmica e Comércio S.A. from 1991 until 1994.
Abilio Cesário Lopes Martins	Manager of the Communication Department	Manager of the Communication Department of Portugal Telecom since 2003; Head of Corporate Communication of Portugal Telecom from 2002 until 2003; Media Relations Advisor for Portugal Telecom’s Chief Executive Officer and Head of Corporate Communication for PT Brasil from 2000 until 2002; Consultant JLM & Associados Consultants from 1998 to 2000.
Luis Filipe Nunes Cabral Moura	Manager of the Human Resources Department	Manager of the Human Resources Department of Portugal Telecom since 2000; Manager of Human Resources

Name	Positions Held	Principal Occupation and Business Experience

Department of Portugal Telecom, SA from 1998 until 2000; Manager of Banking Supervision Department of Monetary Authority of Macao from 1995 until 1998; Manager of Financial and Human Resources Department of Monetary Authority of Macao from 1993 until 1995; Manager of Human Resources Division of Monetary Authority of Macao from 1991 until 1993; Manager of Macao’s Government Land Department from 1990 until 1991; Manager of Macao’s Government Projects Analysis Department from 1989 until 1990; Operations Research High School Assistant from 1986 until 1989; Economist of a Portuguese Group (SOTRIL) from 1985 until 1986; Economist of Azores’ Planning Department from 1983 until 1985; Adviser of Energy’s Secretary of State from 1983 until 1984; Manager of Plan and Production of Moore Paragon in 1983.

6.	Directors and Executive Officers of Telefónica Internacional.

      The following table sets forth the name and position of each director and executive officer of Telefónica Internacional. The current business address of each person is at Gran Via 28, 7th Floor, Madrid, Spain, 28013, except as otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Telefónica Internacional unless otherwise indicated. Each person listed below is a citizen of Spain, except as otherwise indicated below.

Name	Positions Held	Principal Occupation and Business Experience

José Alvarez-Pallette López	Director, President	Chairman and Chief Executive Officer of Telefónica Internacional since July 24, 2002. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Financial Manager for Telefónica in Spain, and in 1998 to General Manager for Administration and Financial Affairs for Cemex Group’s interests in Indonesia, headquartered in Jakarta. José María Álvarez-Pallete joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September of the same year, he became CFO of Telefónica, S.A. He is a member of the following Boards of Directors: Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional, TPI, Telefónica de Argentina, Telesp, Telefónica CTC Chile, Telefónica de Perú, Cointel, Compañía de Teléfonos de Chile Transmisiones Regionales and Telefónica Larga Distancia de Puerto Rico.
Antonio Pedro de Carvalho Viana Baptista(1)	Director	See “Directors and Executive Officers of Brasilcel.”
Miguel Ángel Gutiérrez(2)	Director	Member of the Board of Directors of Telefónica de Argentina S.A.; President of the Board of Directors of Autopistas del Oeste S.A. del Grupo ABERTIS of Spain; Member of the Consulting Committee of The Rohatyn Group Asset Management; President of ADESPA since December 2003; Vice President of the Foundation of the

Name	Positions Held	Principal Occupation and Business Experience

Spanish Chamber of Commerce since January 2004; Member of the Board of Directors of the Argentinean Chamber of Commerce since March 2002; Member IDEA; Member of the Consulting Committee of CIPPEC; Professor — University Di Tella since; President and CEO of Telefónica de Argentina S.A. from Feburary 2002 to June 2003; Managing Director of Emerging Markets at JP Morgan from 1995 to October 2001. Prior to that time, Mr. Gutiérrez held various positions at JP Morgan during his total 21 years with them.
Javier Nadal Ariño	Director	Director and the Chairman of the Board of Directors of Telefónica del Perú since January 2003. Adjunct General Director of Corporate Regulations of Telefónica, S.A. since November 2002; Chairman of the Board of Directors of Telefónica de Argentina, S.A. between 1995 and 1997; General Telecommunications Director (Spanish Public Administration) between 1985 and 1995. During that period, he also worked as the Spanish government’s delegate at Telefónica. Chairman of Retevisión between 1989 and 1994. He has performed professional activities in the industrial sector at Telettra Española in Milan, Italy and at Torrejón de Ardoz, Spain between 1972 and 1977, and has contributed, as an expert, to the United Nations Development Programme in Latin America.
Fernando Xavier Ferreira(3)	Director	See “Directors and Executive Officers of Brasilcel.”
Mario Eduardo Vázquez	Director	See “Directors and Executive Officers of Telefónica.”
Bruno Pedro Philippi Irarrázabal(4)	Director	President of Telefónica CTC Chile. President at Gener S.A. (Chile) from 1989 until 2000; President of Central Puerto S.A. (Argentina) from 1993 until 2000; Director of Empresa Eléctrica San Juan (Argentina) until 2000; President of Chivor S.A. (Colombia) until 2000; President of Mega S.A. (U.S.A.). Member of the Board of Directors of ICARE since 1993; Member of the General Council of Sociedad de Fomento Fabril since 1994; member of the Advisory Board of IBM Latin America since 1999; Board Member of the Institute of the Americas from 1997 until 2001.
Eduardo Caride(2)	Director	Held several positions at Citibank from 1981 until 1990 when he joined Telefónica de Argentina, S.A. where he was responsible for the Finance, Insurance, Internal Auditing, Budgeting and Investor Relations Departments. Head of the Residential Communications Business Unit in 1997. General Manager from 1998 until 2001. Chief Operating Officer of Emergia and Executive Chairman of Telefónica Data and Emergia from June 2001 to September 2003. Executive Chairman of Telefonica Empresas España and America since September 2003.
Alfonso Ferrari Herrero	Director	See “Directors and Executive Officers of Telefónica.”
Enrique Used Aznar	Director	See “Directors and Executive Officers of Telefónica.”
Gregorio Villalabeitia Galarraga	Director	See “Directors and Executive Officers of Telefónica.”
Luis Lada Díaz	Director	See “Directors and Executive Officers of Telefónica.”

Name	Positions Held	Principal Occupation and Business Experience

Juan Carlos Ros Brugueras	Director	General Secretary and Vice-Secretary of the Administrative Board of Telefónica Internacional S.A. since 1998; Member of the Board of Directors of Telefónica de Argentina S.A.; Member of the Board of Directors of Telecommunicações de São Paulo — TELESP S.A.; Member of the Board of Directors of Telefónica Larga Distancia de Puerto Rico Inc.

(1)	Portuguese citizen.

(2)	Argentinian citizen.

(3)	Brazilian citizen.

(4)	Chilean citizen.

7.	Directors and Executive Officers of Telefónica Móviles.

      The following table sets forth the name and position of each director and executive officer of Telefónica Móviles. The current business address of each person is C/Goya, 24, 28001 Madrid, Spain, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Telefónica Móviles unless otherwise indicated. Each person listed below is a Spanish citizen, except as otherwise indicated below.

Name	Positions Held	Principal Occupation and Business Experience

Antonio Pedro de Carvalho Viana Baptista(1)	Chairman and Chief Executive Officer	See “Directors and Executive Officers of Brasilcel.”
Luis Lada Díaz	Director	See “Directors and Executive Officers of Telefónica.”
José María Alvarez-Pallete López	Director	Chairman and Chief Executive Officer of Telefónica Internacional since July 24, 2002; CFO of Telefónica Internacional since February 1999; CFO of Telefónica, S.A. since September 1999; Member of the Board of Directors Telefónica de España; Member of the Board of Directors of Telefónica Móviles; Member of the Board of Directors of Telefónica Móviles España; Member of the Board of Directors of Telefónica Data; Member of the Board of Directors of TPI; Member of the Board of Directors of Telefónica de Argentina; Member of the Board of Directors of Telesp; Member of the Board of Directors of Telefónica CTC Chile; Member of the Board of Directors of Telefónica de Perú; Member of the Board of Directors of Cointel; Member of the Board of Directors of Compañía de Teléfonos de Chile Transmisiones Regionales and Member of the Board of Directors of Telefónica Larga Distancia de Puerto Rico. His current business address is at Gran Vía, 28, Planta 9, 28013, Madrid, Spain.
Lars M. Berg(2)	Director	Independent investor, consultant and non-executive board member of several companies in the telecommunications and financial industries since August 2000; Member of the Board of Directors of Eniro AB; Member of the Board of Directors of Ratos AB; Member of the Board of Directors of Net Insight AB; Member of the Board of Directors of Anoto and Member of the Board of Directors of Viamare; Mannesmann AG, Dusseldorf — Executive Board Member since 1999; President and Chief Executive Officer of Telia AB, from 1994 until 1999. His current business address is at Kevinge Strand, 39 B, SE-182 31, Danderyd, Sweden.
Miquel Angel Canalejo Larrainzar	Director	Chairman of our Audit and Control Committee; Member of the Board of Directors of ALCATEL España; Chairman of the Board of Directors of Nazca Capital, S.G.E.C.R. and FYCSA; Member of the Board of Directors of Sodena, S.A.; Vice Chairman of Plan International España; Chairman of the Consultive Commission of Institución Futuro. Chairman and Chief Executive Officer of Alcatel Spain from December 1986 until December 2000; President of Alcatel Latinamérica from January 1996 until September 2000. His current business address is at Po Castellana, 151, 2[o] Drcha., 28046, Madrid, Spain.
Maximino Carpio García	Director	See “Directors and Executive Officers of Telefónica.”
Fernando Xavier Ferreira(1)	Director	See “Directors and Executive Officers of TCP.”

Name	Positions Held	Principal Occupation and Business Experience

Victor Goyenechea Fuentes	Director	Member of the Board of Directors of Telecomunicações de São Paulo S.A.; Member of the Board of Directors of Corporación IBV, S.A.; Member of the Board of Directors of Hispasat, S.A.; Member of the Board of Directors of Landata Ingeniería S.A.; Member of the Board of Directors of Teltronic, S.A. and Member of the Board of Directors of IP Sistemas, S.A.; Served as Deputy Director General of Banco Bilbao Vizcaya Argentaria since 1986; Managed BBVA’s Telecommunications, Media and Internet Unit; Deputy General Manager at Telefónica de España S.A. from 1974 to 1986. His current business address is at c/ Almagro, 14, 2[a] planta, 28010, Madrid, Spain.
Antonio Massanell Lavilla	Director	See “Directors and Executive Officers of Telefónica.”
Alfonso Merry del Val Gracie	Director	Chief Executive Officer of Hipermercados Continente (España) from 1976 to 2000; Member of the Board of Directors of NH Hoteles, S.A.; Member of the Board of Directors of J. García Carrión, S.A.; Member of the Board of Directors of Corporación Uriach; Member of the Board of Directors of AEGON Unión Aeguradora, S.A; Served as CEO of the merged Company Carrefour in Spain. His current business address is at Po Castellana, 151, 2[o] B, 28046, Madrid, Spain.
José Fernando de Almansa Moreno-Barreda	Director	See “Directors and Executive Officers of Telefónica.”
Alejandro Burillo Azcarraga(3)	Director	Founding member of Televisa, and participates in different executive positions in various companies such as PanAmSat, Univisión and ECO among others; Founder Grupo Pegaso since 1996; President of the Board of Directors of Grupo Pegaso; Owner of different soccer teams in Mexico; Adviser of the FIFA President; Founder of Casa Lamm, which promotes different artists in Mexico, and participates in beneficial institutions in Mexico. His current business address is at Paseo de los Tamarindos 400-A — Bosques de las Lomas, 05120, Mexico, DF.
Javier Echenique Landiribar	Director	Member of the Board of Directors of Telefónica Móviles México, S.A. de C.V. and, among others, ACS Actividades de Construcción y Servicios, S.A., URALITA, S.A. Willis Iberia, Edhart y Cía. and Grupo Porres (Mexico). Served as a member of the Board of Directors of Telefónica de España, S.A., Sevillana de Electricidad, S.A., Autopistas Concesionaria de España, S.A., Finanzia Banco de Crédito, S.A., Metrovacesa and Grupo AXA Aurora over the last five years. Served from 1990 as executive officer at various areas of BBVA.
José María Más Millet	Director and Secretary	Secretary of the Board of Directors; Member of the Board of Directors of NH Hoteles, S.A.; Member of the Board of Directors of SOSCUETARA, S.A.; Member of the Board of Directors of SOTOGRANDE, S.A.; Member of the Board of Directors of Aumar, S.A.; General Counsel of Telefónica, S.A. from 1997 to April 2001; Member of the Board of Directors of Caja de Ahorro de Valencia, Castellón y Alicante from 1995 to January 2000.

Name	Positions Held	Principal Occupation and Business Experience

Felix Pablo Ivorra Cano	Executive Vice- President for Brazil and South America	See “Directors and Executive Officers of TCP.”
Ernesto Lopez Mozo	Chief Financial Officer	See “Directors and Executive Officers of TCP.”
Fernando Herrera Santa Maria	Chief Commercial Officer of Telefónica Móviles España, S.A.	Chief Commercial Officer of Telefónica Móviles España, S.A. Mr. Herrera is a member of the board of directors of Telefónica Móviles España, S.A., Telefónica Móviles Mexico, S.A. de C.V. and Chairman of Group 3G UMTS Holding and 3G Mobile AG. Mr. Herrera has eight years of experience in the telecommunications industry holding various managerial positions within the Telefónica Group. Prior to this appointment he acted as general Manager of Resources and Management Control of Telefónica Móviles España. He also serves on the board of directors of Telefónica Móviles España S.A.
Antonio Hornedo Muguiro	General Counsel and Vice Secretary (non-member) of the Board of Directors	General Counsel and Vice-Secretary (non-member) of the Board of Directors. He serves as director of Telefónica Móviles El Salvador, S.A. de C.V. and Telefónica Centroamerica Guatemala, S.A. Mr. Hornedo also serves as Secretary (non-member) of Seguros de Vida y Pensiones-ANTARES, S.A. He served as Secretary for Fonditel, EGFP from 1993 to 2000. Until March 1999, he worked as a legal counsel for Telefónica de España
Ignacio Camarero Garcia*	Chief Operating Officer of Telefónica Móviles España, S.A.	Chief Technology Officer. Mr. Camarero currently also serves on the board of directors of Telefónica Móviles España, S.A. Telefónica I+D, S.A., MobiPay España, S.A., and Telefónica Aplicaciones y Soluciones . From 1996 to 1998 he served as Vice President and General Manager of Southern Europe for Motorola Inc. and from 1998 to 2001 as Manager of Technology at Airtel España.
Francisco Ruiz Vinuesa	Executive Vice- President for Mexico, Central America and the Caribbean	Executive Vice-President for Mexico, Central America and the Caribbean. Mr. Ruiz currently serves on the boards of directors of Telefónica I+D, Telefónica Móviles Mexico, S.A. de C.V., Telefónica Móviles El Salvador, S.A. and Telefónica Centroamerica Guatemala, S.A. From 1996 to 2001 he acted as General Manager of Network at Telefónica Móviles España. From 2001 until his appointment to his current position, he served as General Manager of Network Infrastructure for the entire Telefónica Móviles Group.
Javier Aguilera Arauzo	Chief Executive Officer of Telefónica Móviles España, S.A.	Chief Executive Officer of Telefónica Móviles España. He is also a member of the board of directors of Telefónica Móviles España, S.A., MobiPay España, S.A., Telyco, S.A., Telefónica I+D, S.A., Telefónica Data, S.A. y Telefónica Soluciones, S.A. From 1993 to 1998, Mr. Aguilera served as chairman of Telefónica Madrid (Cabitel) and from 1998 to 2000 he served as Chief Commercial Officer of Telefónica Wireline Spain.
Manuel Costa Marques	General Manager of Development of Latin American Business	General Manager of Development of Latin American Business. From 1984 until 1990 he served as Executive Board Member of various financial institutions including a brokerage firm, two leasing companies and CISF, a listed Bank, where he was one of the three members of CISF’s Board Executive Committee. From 1990 until 1997 he was

Name	Positions Held	Principal Occupation and Business Experience

President, CEO and major shareholder of SISF, a holding company of various financial companies. SISF later became part of the Banco Portugues de Investimento Group. In 1997 he served as Managing Director of Banco Portugues de Investimento heading privatizations of companies, and as Executive Board member of Finangest, the holding company of all major Portuguese state industrial participations. Mr. Costa Marques also serves as Head of Strategic Planning, M&A and Corporate Finance, and member of the board of directors of Telefónica Internacional, S.A. Mr. Costa Marques also served as a member of the board of directors of Emergia N.V. from June 1999, until December 2002.
Luis Miguel Gilperez Lopez	Executive Director of the International Area of Telefónica Móviles General Manager of Telefónica Móviles	See “Directors and Executive Officers of TCP.”
Jose Moles Valenzuela	General Manager of Telefónica Móviles Mexico.	General Manager of Telefónica Móviles Mexico. Mr. Valenzuela also serves on the Board of Directors of Telefónica Móviles Mexico, S.A. de C.V., Telefónica Centroamerica Guatemala, S.A., Telefónica Móviles El Salvador, S.A. de C.V., Telefónica Móviles Peru, S.A.C. and Telefónica Móvil Chile, S.A. Mr. Valenzuela began working for the Telefónica group in 1977, where he held various posts with responsibility for fixed-line telephony, engineering, data and mobile telephony in Spain and Argentina. Subsequently, from 1995 to 1996 he was the general manager for Unifon, the then mobile operator of the Telefónica group in Argentina. From 1997 to 2000, Mr. Valenzuela served as general manager of Celular CRT, the mobile operator of the Telefónica group in Brazil. In February 2000, he became the general manager of Telefónica Móvil de Chile.

8.	Directors and Executive Officers of PT Móveis.

      The following table sets forth the name and position of each director and executive officer of PT Móveis. The current business address of each person is Avenida Álvaro Pais Fontes, 02, 1649-041, Lisbon, Portugal, except as otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with PT Móveis unless otherwise indicated. Each person listed below is a Portuguese citizen.

Name	Positions Held	Principal Occupation and Business Experience

Miguel António Igrejas Horta e Costa	Director, President	See “Directors and Executive Officers of Portugal Telecom.”
Carlos Manuel L. Vasconcellos Cruz	Director, Chief Executive Officer	See “Directors and Executive Officers of Brasilcel.”
Pedro Manuel Brandão Rodrigues	Director	See “Directors and Executive Officers of Brasilcel.”
Álvaro José Roquette Morais	Director, Chief Operating Officer	See “Directors and Executive Officers of Brasilcel.”
Diogo Miguel Cabedo Amado Horta e Costa	Director	Executive Vice-President of Portugal Telecom Investimentos Internacionais, SA. since 2004; Marketing & Communication Corporate Director of Portugal Telecom,

Name	Positions Held	Principal Occupation and Business Experience

SGPS, S.A. in 2003; CRM & Knowledge Management General Manager in Portugal Telecom Comunicações Fixas in 2002; Communication Corporate Director of Telesp Celular S.A., São Paulo, Brasil from 2001 to 2002; Marketing & Communication Director in Tradecom (PT e-business unit) in 2000; Senior Corporate Manager — Consulting Services of Dun & Bradstreet Corporation from 1996 until 1999. His current business address is at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal.

9.	Directors and Executive Officers of TMN — Telecomunicações Móveis Nacionais S.A.

      The following table sets forth the name and position of each director and executive officer of TMN. The current business address of each person is Avenida Álvaro Pais, 02, 1649-041, Lisbon, Portugal, except as otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with TMN unless otherwise indicated. Each person listed below is a citizen of Portugal.

Name	Positions Held	Principal Occupation and Business Experience

Miguel António Igrejas Horta e Costa	Chairman of the Board of Directors	See “Directors and Executive Officers of Portugal Telecom.”
Iriarte José Araújo Esteves	Chief Executive Officer	See “Directors and Executive Officers of Portugal Telecom.”
António Lopes Soares	Director and Vice- President of the Executive Committee	Worked as Chief Financial Officer of Portugal Telecom; Chief Financial Officer of Telecom Portugal; Member of the Executive Committee of the Telecommunications Business Department of CTT; Business and Financial Officer of the Telecommunications Business Department of CTT.
David José Ferreira Lopes	Director and Executive Officer	Member of the Southern Regional Council of the Electrotechnical Engineering College of the Engineers’ Association since April 2004; Officer of Portugal Telecom Comunicações, Member of the Executive Board in Charge of the Network; Officer of PT Prime and Telepac from 2002 until 2004. Officer of Portugal Telecom Comunicações, Member of the Executive Board in charge of the Network, Information Systems and International Operations supervised by PTC in 2003; Chairman of Timor Telecom and Officer, TPT until 2004; Served as General Manager of Infonet Portugal; Managing Director, Networks, PT Comunicações and PT Prime; Engineering Manager, Telesp Celular — São Paulo, Brazil. Following the acquisition of Global Telecom — Santa Catarina and Paraná in, Brazil he was also responsible for coordinating engineering activities at Global Telecom. Within Portugal Telecom (Telesp Celular, Global Telecom) and Telefónica Celular, now VIVO, he coordinated engineering. Head of the Engineering and Network Development Department of Telesp Celular — São Paulo, Brazil, and also Manager of the Quality Control Division of this company, reporting to the Executive Board of Telesp Celular in 2000; Manager of the Quality Control Division of Telesp Celular — São Paulo, Brazil from 1999 to 2000.
Maria da Graça Galvão de Carvalho	Director and Executive Officer	Executive Officer of TMN since 2001; Planning and Control Manager of TMN from 1997 to 2001.

Name	Positions Held	Principal Occupation and Business Experience

Pedro Manuel Brandão Rodrigues	Director and Executive Officer	See “Directors and Executive Officers of Brasilcel.”
Luís Filipe de Medeiros Cravo Ribeiro	Director and Executive Officer	President of the Executive Board of the Lusomundo Group from 2002 to 2003; PT Multimédia — Officer and Member of the Executive Board from 2002 to 2003; President of the Executive Board of PT Conteúdos from 2002 to 2003; President of the Board of SPORT TV from 2002 to 2003; President of the Executive Board of the Lusomundo Group from 2001 to 2002; PT Multimédia — Officer and Member of the Executive Board from 2001 to 2002; President of the Board of NTV from 2001 to 2002; President of the Board of Telepac from 1999 to 2001; Officer and Member of the Executive Board of Portugal Telecom Multimedia from 1999 to 2001; PT Conteúdos — Director from 1999 to 2001; Officer of Portugal Telecom Internacional from 1998 to 1999; Executive officer of Sport TV from 1998 to 1999; Officer and Member of the Executive Board at Meditelecom — Morocco from 1998 to 1999.
Maria Etelvina da Conceição Aguiar dos Santos	Director and Executive Officer	Head of the Legal Department and Advisor to the Board of Directors since 1995.
João Amândio Teixeira Goulart de Bettencourt	Director	Joint Coordinator of the Inventory of the Ministry of Culture in 1997; Director of IFADAP since 1996; Member of the Fiscal Council of TELEPAC since 1995; Served as Chief of Office of the Ministry of Public Works and Transport in 1990 and as Chief of Office of the Ministry of Trade and Tourism in 1984 and 1987; Served in several governmental and private positions since 1964.
Manuel Joaquim Barata Frexes	Director	Mayor for the city of Fundão since 2001; Coordinator — Commission of Foreign Affairs and a member of Social Equipment and of the Accompanying Commission for Porto 2001 — Cultural European Capital since 1999; President of the AICEP Management — Association for the Postal and Telecommunications Operators since 1998; President for the PSD Political Commission-Fundão since 1998.
Victor Pereira Dias	Director	President, TRADINGPOR — Empresa de Comércio Externo de Portugal, S.A. since 1986; Officer, TMN — Telecomunicações Móveis Nacionais, S.A. since 2003; Vice-President of the General Meeting of Galp Energia SGPS, S.A. since 2000; President, Corporate Governance Committee, Portugal Telecom SGPA, S.A. from 2000 to 2003; President of the Audit Board of CONTROLAUTO — Controlo Técnico Automóvel since 1998; Officer of Portugal Telecom SGPS, S.A. from 1997 to 2003; Officer of Petróleos Portugal, PETROGAL, S.A. from 1997 to 2000.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to purchase dated September 1, 2004.*

(a)(1)(B)	Form of letter of transmittal.*

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(E)	Announcement to shareholders (edital) dated September 1, 2004.*

(a)(1)(F)	Notice of guaranteed delivery.*

(a)(1)(G)	Guidelines for certification of taxpayer identification number on Substitute Form W-9.*

(a)(1)(H)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(E).*

(a)(5)(A)	Summary advertisement dated September 1, 2004.*

(a)(5)(B)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-60699).

(a)(5)(C)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(D)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(E)	Notice of material fact (fato relevante) dated September 1, 2004.*

(a)(5)(F)	Press release dated September 1, 2004.*

(b)(1)	Commitment letter of Banco ABN Amro Real S.A. dated September 17, 2004.**

(d)(1)	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

(d)(2)	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

*	Previously filed.
**	Filed herewith.